                                                                    EXHIBIT 4.27
                              AMENDED AND RESTATED

                            STOCK PURCHASE AGREEMENT

                                     BETWEEN

                             BPB U.S. HOLDINGS, INC.

                             A Delaware Corporation

                                       AND

                                JAMES HARDIE INC.

                            A California Corporation

                           Dated as of March 12, 2002

                                TABLE OF CONTENTS

Section                                                                      Page
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
Article I         SALE AND PURCHASE OF SHARES ..........................      2

        1.1   Sale and Purchase of Shares ..............................      2

Article II        PURCHASE PRICE AND PAYMENT ...........................      2

        2.1   Amount of Purchase Price .................................      2

        2.2   Payment of Preliminary Purchase Price ....................      2

        2.3   Post-Closing Adjustment of Preliminary Purchase Price ....      2

Article III       CLOSING AND TERMINATION ..............................      5

        3.1   Closing Date .............................................      5

        3.2   Termination of Agreement .................................      5

        3.3   Procedure Upon Termination ..............................       5

        3.4   Effect of Termination ....................................      6

Article IV        REPRESENTATIONS AND WARRANTIES OF THE SELLER .........      6

        4.1   Organization and Good Standing ...........................      6

        4.2   Authorization of Agreement ...............................      6

        4.3   Capitalization ...........................................      7

        4.4   No Subsidiaries ..........................................      7

        4.5   Corporate Records ........................................      7

        4.6   Conflicts; Consents of Third Parties .....................      7

        4.7   Ownership and Transfer of Shares .........................      8

        4.8   Financial Statements .....................................      8

        4.9   No Undisclosed Liabilities ...............................      8

        4.10  Absence of Certain Developments ..........................      9

        4.11  Tax Returns, Payments and Elections ......................      11

        4.12  Real Property ............................................      13

        4.13  Tangible Personal Property ...............................      16

        4.14  Intangible Property ......................................      17

        4.15  Material Contracts .......................................      18

        4.16  Employee Benefits ........................................      18

        4.17  Labor ....................................................      20

        4.18  Litigation ...............................................      20

        4.19  Compliance with Laws; Permits ............................      21

                                        i

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Section                                                                         Page
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
       4.20   Environmental Matters .........................................    21

       4.21   Insurance .....................................................    23

       4.22   Related Party Transactions ....................................    23

       4.23   Customers and Suppliers .......................................    23

       4.24   Product Warranties: Regulatory Compliance Regarding Products ..    23

       4.25   Financial Advisors ............................................    24

       4.26   No Other Representations and Warranties .......................    24

Article V         REPRESENTATIONS AND WARRANTIES OF PURCHASER ...............    24

        5.1   Organization and Good Standing ................................    24

        5.2   Authorization of Agreement ....................................    24

        5.3   Conflicts; Consents of Third Parties ..........................    25

        5.4   Litigation ....................................................    25

        5.5   Investment Intention ..........................................    25

        5.6   Financial Advisors ............................................    25

        5.7   Financial Resources ...........................................    25

Article VI        COVENANTS .................................................    26

        6.1   Access to Information; Confidentiality ........................    26

        6.2   Conduct of the Business Pending the Closing ...................    26

        6.3   Consents ......................................................    29

        6.4   Filings with Governmental Bodies ..............................    29

        6.5   Reasonable Commercial Efforts .................................    30

        6.6   No Solicitation ...............................................    30

        6.7   Access to Records .............................................    30

        6.8   Publicity .....................................................    31

        6.9   Settlement of Intercompany Obligations ........................    31

       6.10   Change of Name; Use of Trade Names ............................    31

       6.11   Title Insurance ...............................................    32

       6.12   Insurance .....................................................    32

       6.13   Replacement of Seller on Guarantees ...........................    33

       6.14   Employee Matters ..............................................    33

       6.15   Las Vegas Property ............................................    35

       6.16   Patent Lawsuits ...............................................    39

       6.17   Trademark Licenses/Assignments ................................    40

Article VII       CONDITIONS TO CLOSING .....................................    40

                                       ii

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
Section                                                                             Page
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
         7.1  Conditions Precedent to Obligations of Purchaser .................     40

         7.2  Conditions Precedent to Obligations of the Seller ................     41

Article VIII      DOCUMENTS TO BE DELIVERED ....................................     42

         8.1  Documents to be Delivered by the Seller ..........................     42

         8.2  Documents to be Delivered by the Purchaser .......................     43

Article IX        INDEMNIFICATION; TAX MATTERS .................................     43

         9.1  Non-Tax Indemnification ..........................................     43

         9.2  Survival of, and Limitations on Indemnification for Breaches of,
              Representations and Warranties; Other Indemnification Matters ....     44

         9.3  Non-Tax Indemnification Procedures ...............................     46

         9.4  Calculation of Losses ............................................     47

         9.5  Certain Other Limitations ........................................     48

         9.6  Tax Matters ......................................................     48

         9.7  Tax Returns ......................................................     49

         9.8  Tax Contests .....................................................     50

         9.9  Assistance and Cooperation .......................................     51

        9.10  Election Under Section 338(h)(10) ................................     52

 Article X        MISCELLANEOUS ................................................     53

        10.1  Certain Definitions ..............................................     53

        10.2  Expenses .........................................................     59

        10.3  Specific Performance .............................................     59

        10.4  Further Assurances ...............................................     59

        10.5  Submission to Jurisdiction; Consent to Service of Process ........     59

        10.6  Entire Agreement; Amendments and Waivers .........................     59

        10.7  Governing Law ....................................................     60

        10.8  Table of Contents and Headings ...................................     60

        10.9  Notices ..........................................................     60

       10.10  Severability .....................................................     61

       10.11  Binding Effect; Assignment .......................................     61

       10.12  Disclosure Generally .............................................     61

                              AMENDED AND RESTATED

                            STOCK PURCHASE AGREEMENT

            AMENDED AND RESTATED STOCK PURCHASE AGREEMENT, dated as of March 12, 2002 (the "Agreement"), between BPB U.S. Holdings, Inc., a Delaware corporation (the "Purchaser"), and James Hardie Inc., a California corporation (the "Seller").

                                   WITNESSETH:

            WHEREAS, the Seller and Purchaser are parties to that certain Stock Purchase Agreement (including the Exhibits and Schedules thereto), dated as of March 12, 2002 (the "Initial Agreement");

            WHEREAS, each of the Seller and Purchaser desire to amend and restate the Initial Agreement in its entirety in accordance with the terms hereof;

            WHEREAS, the Seller owns or, at the Closing as hereinafter defined, will own an aggregate of 1,127 shares of common stock (the "JHG Shares") of James Hardie Gypsum, Inc., a Nevada corporation ("JHG") which JHG Shares constitute all of the issued and outstanding shares of capital stock of JHG;

            WHEREAS, the Seller owns or, at the Closing, will own an aggregate of 1,000 shares of common stock (the "WMM Shares" and, collectively with the JHG Shares, the "Shares") of Western Mining and Minerals, Inc., a Nevada corporation ("WMM" and, collectively with JHG, the "Companies"), which WMM Shares constitute all of the issued and outstanding shares of capital stock of WMM;

            WHEREAS, the Seller desires to sell to Purchaser, and Purchaser desires to purchase from the Seller, the Shares for the purchase price and upon the terms and conditions hereinafter set forth;

            WHEREAS, the Board of Directors of each of the Seller and the Purchaser has approved the sale and purchase of the Shares upon the terms and subject to the conditions set forth in this Agreement;

            WHEREAS, as an inducement to the Purchaser to enter into this Agreement, James Hardie Industries, N.V., a corporation organized under the laws of The Netherlands ("Seller's Parent"), is delivering to the Purchaser herewith a guarantee of the Seller's performance of its obligations hereunder and as an inducement to the Seller to enter into this Agreement, BPB plc, a public limited company incorporated under the laws of England and Wales ("Purchaser's Parent"), is delivering to the Seller herewith a guarantee of the Purchaser's obligations hereunder, substantially in the forms of Exhibits A and A-1 (collectively, the "Guarantees");

            WHEREAS, one of the conditions precedent to the Closing under the Initial Agreement was the receipt of the Laing Consent;

            WHEREAS, the parties hereto acknowledge that the Laing Consent has been received; and

            WHEREAS, certain terms used in this Agreement are defined in Section 10.1.

            NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

                                    ARTICLE I

                          SALE AND PURCHASE OF SHARES

            1.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, on the Closing Date the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase from the Seller, the Shares.

                                   ARTICLE II

                           PURCHASE PRICE AND PAYMENT

            2.1 Amount of Purchase Price. The purchase price for the Shares (the "Purchase Price") shall be an amount equal to:

            (a) the Enterprise Value,

            (b) less the aggregate amount, if any, of Non-Working Capital Financial Liabilities, as reflected on the Final Closing Accounts,

            (c) plus the amount, if any, by which the Working Capital, as reflected on the Final Closing Accounts, exceeds $25,000,000 and

            (d) less the amount, if any, by which the Working Capital, as reflected on the Final Closing Accounts, is less than $25,000,000.

            (e) The Purchase Price shall be allocated between the JHG Shares and the WMM Shares in the manner set forth on Schedule 2.3 (as allocated to the JHG Shares, the "JHG Purchase Price").

            2.2 Payment of Preliminary Purchase Price. On the Closing Date, the Purchaser shall pay to the Seller the Enterprise Value (the "Preliminary Purchase Price") by wire transfer of immediately available funds into an account designated by the Seller.

            2.3 Post-Closing Adjustment of Preliminary Purchase Price. The Purchaser and Seller agree to use commercially reasonable efforts to cooperate with each other and with each of their respective firms of accountants in order to facilitate and expedite the preparation and audit of each of the sets of accounts referred to below.

            (a) As soon as practicable, but in any event within forty-five (45) days following the Closing Date, the Purchaser shall cause the Companies to prepare and deliver to the Purchaser and the Seller:

            (i) draft profit and loss accounts and balance sheets, including notes thereto, for each of JHG and WMM and JHG and WMM combined. The format of these accounts should be consistent with the Companies' usual monthly management accounts reporting package, including footnotes thereto (a copy of the January 2002 reporting package is attached, for illustrative purposes, as Schedule 2.3(a));

            (ii) draft trial balances of the Companies, together with consolidation workings, if appropriate; and

            (iii) a draft of the Closing Schedule ("Draft Closing Schedule"), an example of which is presented in Schedule 2.3, showing the classification of the balance sheets into Non-Working Capital Financial Liabilities, Working Capital and other net assets and showing adjustments made for Excluded Assets and Liabilities and the calculation of the Post-Closing Adjustment to the Preliminary Purchase Price.

            (iv) All financial information in (i) -(iii) above is to be prepared as at the close of business on the day before the Closing Date and together constitutes the "Draft Closing Accounts," items (i) and (iii) to be substantially audited although not yet finally certified by PricewaterhouseCoopers LLP ("Seller's Accountants").

            (b) The Draft Closing Accounts shall be prepared in accordance with GAAP and with the principles, methods, format and definitions set forth in this
Section 2.3 and in Schedule 2.3. Should there be any conflict between GAAP and this Section 2.3, this Section 2.3 shall prevail. The Seller shall use commercially reasonable efforts to cause the Seller's Accountants to have substantially completed their audit work by the time the Draft Closing Accounts are delivered pursuant to this Section. Audit materiality is to be set at $1,000,000. All account balances included in the JHG and WMM trial balances including Excluded Assets and Liabilities, regardless of materiality, will be reviewed during the audit to understand the nature and reasonableness of the balance, and to determine that they are correctly classified for purposes of the Post-Closing Adjustment of the Preliminary Purchase Price in the Draft Closing Schedule.

            (c) Ernst & Young LLP ("Purchaser's Accountants") shall have the opportunity to consult with and be involved with the planning of the audit prior to Closing, and to observe the taking of inventories in connection with the preparation of the Draft Closing Accounts. Upon delivery of the Draft Closing Accounts and prior to their certification by the Seller's Accountants, the Purchaser's Accountants will be provided with access to the work papers, schedules (including a schedule of all unadjusted differences and errors identified during the audit) and other documents, prepared by or reviewed by the

Seller's Accountants in connection with both the preparation of the Draft Closing Accounts and the March 31, 2002 fiscal year end corporate financial statements.

            (d) After consultation between the Seller's Accountants and the Purchaser's Accountants, twenty-one (21) days following the delivery of the Draft Closing Accounts, the Purchaser shall cause the Company to prepare and deliver to the Purchaser and the Seller, the Closing Accounts (to comprise the final versions of the documents set out in Section 2.3 (a)(i)-(iii), above, of which the items described in Section 2.3(a)(i) and (iii) shall be audited and certified by the Seller's Accountants and shall be prepared in accordance with the principles, methods, format and methodology set forth in this Section and
Schedule 2.3).

            (e) The Purchaser shall have a period of ten (10) days after delivery of the Closing Accounts to present in writing to the Seller (with a copy to the Seller's Accountants) any objections involving amounts greater than $100,000 individually or in aggregate which the Purchaser may have to any of the matters set forth therein, which objections shall be set forth in reasonable detail. If no objections are raised within such 10-day period, the Closing Accounts shall be deemed accepted and approved by the Purchaser and by the Seller.

            If the Purchaser shall raise any objections within the aforesaid 10-day period, the Purchaser and the Seller shall immediately attempt in good faith to resolve the matter or matters in dispute. If such dispute cannot be resolved by the Purchaser and the Seller within ten (10) days after the delivery of the Purchaser's objections, Seller's Accountants and Purchaser's Accountants shall attempt to resolve the matter or matters in dispute and, if resolved, such firms shall send a joint notice to the Purchaser and the Seller stating the manner in which the dispute was resolved, Seller's Accountants shall send to the Purchaser and the Seller a confirmation of the original Closing Accounts or, if necessary, revised Closing Accounts prepared in accordance with such resolution, and Purchaser's Accountants shall send a letter to the Purchaser and the Seller confirming that such confirmed or revised Closing Accounts are in accordance with such resolution, whereupon the confirmed or revised Closing Accounts shall be final and binding on the parties.

            If such dispute cannot be resolved by the Purchaser and the Seller or by such accounting firms within thirty (30) days after the delivery of the Closing Accounts, then, within thirty (30) days after written notification that the Seller's Accountants and Purchaser's Accountants were unable to resolve the dispute, the Chief Executive Officers of each of Purchaser and Seller shall meet personally in New York, New York (or such other location as they shall mutually agree upon) to attempt to resolve the dispute. If the Chief Executive Officers are unable to resolve the dispute, either party may submit the specific matters in dispute to the Third Accounting Firm, which firm shall make a final and binding determination as to such matter or matters. The Third Accounting Firm shall send its written determination to the Purchaser, the Seller, Seller's Accountants and Purchaser's Accountants. Seller's Accountants shall then send to the Purchaser and the Seller a confirmation of the original Closing Accounts or, if necessary, revised Closing Accounts prepared in accordance with such determination, and Purchaser's Accountants shall send a letter to the Purchaser and the Seller confirming that such confirmed or revised Closing Accounts are in accordance with such determination, whereupon the confirmed or revised Closing Accounts shall be binding on the parties.

            The parties agree to cooperate with each other and each other's authorized representatives and with the Third Accounting Firm in order that any and all matters in dispute shall be resolved as soon as practicable.

            (f) Within five (5) business days following the Closing Accounts, as they may have been revised pursuant to subparagraph (e), becoming binding on the parties in accordance with subparagraph (e) (such accounts, the "Final Closing Accounts"), either (i) the Purchaser shall pay to the Seller, by wire transfer of immediately available funds to an account designated by Seller, the amount, if any, by which the Purchase Price exceeds the Preliminary Purchase Price or
(ii) the Seller shall pay to the Purchaser, by wire transfer of immediately available funds to an account designated by the Purchaser, the amount, if any, by which the Preliminary Purchase Price exceeds the Purchase Price, in either case together with interest on such excess from the Closing Date to the date of payment at the rate of LIBOR plus 1.5 percent per annum.

            (g) The fees and expenses hereunder of Seller's Accountants shall be paid by the Seller, those of the Purchaser's Accountants shall be paid by the Purchaser, and those of the Third Accounting Firm shall be paid one-half by the Purchaser and one-half by the Seller; provided, however, that the Third Accounting Firm is hereby granted the authority to assess against either the Purchaser or the Seller all of the Third Accounting Firm's fees and expenses or such portions thereof as the Third Accounting Firm may deem appropriate if it finds that any party's position was not presented in good faith, supported by GAAP, or in accordance with the procedures agreed upon in this Agreement.

                                  ARTICLE III

                            CLOSING AND TERMINATION

            3.1 Closing Date. The closing of the sale and purchase of the Shares provided for in Section 1.1 hereof (the "Closing") shall take place within five
(5) Business Days of the satisfaction of the conditions set forth in Sections
7.1 and 7.2 hereof (or the waiver thereof by the party entitled to waive any such condition) at the offices of Seltzer Caplan McMahon Vitek, a Law Corporation, located at 2100 Symphony Towers, 750 B Street, San Diego, California 92101 (or on such other date and at such other place as the parties may designate in writing). The date on which the Closing shall be held is referred to in this Agreement as the "Closing Date".

            3.2 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

            (a) At the election of the Seller or the Purchaser on or after November 15, 2002, if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in default of any of its obligations hereunder;

            (b) by mutual written consent of the Seller and the Purchaser; or

            (c) by the Seller or the Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence).

            3.3 Procedure Upon Termination. In the event of termination and abandonment by the Purchaser or the Seller, or both, pursuant to Section 3.2 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by the Purchaser or the Seller. If this Agreement is terminated as provided herein, each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.

            3.4 Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Purchaser, the Companies or the Seller or any of their Affiliates; provided, however, that the obligations of the parties set forth in Section 6.1(b) shall survive any such termination and shall be enforceable hereunder; provided, further, however, that nothing in this Section 3.4 shall relieve the Purchaser or the Seller of any liability for a breach of this Agreement.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

            The Seller hereby represents and warrants to the Purchaser that:

            4.1 Organization and Good Standing. Each of the Companies and the Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth above and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each of the Companies is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of (i) each jurisdiction in which it owns or leases real property and (ii) each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified would not have a Material Adverse Effect.

            4.2 Authorization of Agreement. The Seller has full corporate power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Seller in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the "Seller Documents"), and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the

Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by the Seller and (assuming the due authorization, execution and delivery by the other party or parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

            4.3 Capitalization.

            (a) The authorized capital stock of JHG consists of 10,000 shares of common stock (the "JHG Common Stock"). As of the date hereof, there are 1,127 shares of JHG Common Stock issued and outstanding, all of which are owned by the Seller, and 8,873 shares of Common Stock are held by JHG as treasury stock. The authorized capital stock of WMM consists of 100,000 shares of common stock (the "WMM Common Stock" and, collectively with the JHG Common Stock, the "Common Stock"). As of the date hereof, there are 1,000 shares of WMM Common Stock issued and outstanding, all of which are owned by the Seller, and 99,000 shares of WMM Common Stock are held by WMM as treasury stock. All of the issued and outstanding shares of Common Stock were duly authorized for issuance and are validly issued, fully paid and non-assessable.

            (b) There is no existing option, warrant, call, right, commitment or other agreement of any character to which the Seller or either of the Companies is a party requiring, and there are no securities of either of the Companies outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of either of the Companies or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of either of the Companies. Neither the Seller nor either of the Companies is a party to any voting trust or other voting agreement with respect to any of the shares of Common Stock or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the capital stock of either of the Companies.

            4.4 No Subsidiaries. The Companies have no Subsidiaries.

            4.5 Corporate Records.

            (a) The Seller has delivered to the Purchaser true, correct and complete copies of the certificates of incorporation (each certified by the Secretary of State or other appropriate official of the applicable jurisdiction of organization) and by-laws (each certified by the secretary, assistant secretary or other appropriate officer) or comparable organizational documents of the Companies.

            (b) The minute books of each of the Companies previously made available to the Purchaser contain complete and accurate records of all meetings and accurately reflect all other corporate action of the stockholders and board of directors (including committees thereof) of each of the Companies. The stock certificate books and stock transfer ledgers of each of the Companies previously made available to the Purchaser are true, correct and complete. All stock transfer taxes levied or payable with respect to all transfers of Common Stock of each of the Companies prior to the date hereof have been paid and appropriate transfer tax stamps affixed.

            4.6 Conflicts; Consents of Third Parties.

            (a) None of the execution and delivery by the Seller of this Agreement and the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Seller with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws or comparable organizational documents of the Seller or either of the Companies; (ii) conflict with, violate, result in the breach or termination of, or constitute a default under any Contract, note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Seller or either of the Companies is a party or by which any of them or any of their respective properties or assets is bound; (iii) violate any statute, rule, regulation, order or decree of any Governmental Body or authority by which the Seller or either of the Companies is bound; or (iv) result in the creation of any Lien upon the properties or assets of the Seller or either of the Companies except, in case of clauses (ii), (iii) and (iv), for such violations, breaches or defaults as would not, individually or in the aggregate, have a Material Adverse Effect.

            (b) Except as set forth on Schedule 4.6(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Seller or either of the Companies in connection with the execution and delivery of this Agreement or the Seller Documents, or the compliance by the Seller or either of the Companies as the case may be, with any of the provisions hereof or thereof, except for compliance with the applicable requirements of any applicable Antitrust Acts and the rules and regulations promulgated thereunder.

            4.7 Ownership and Transfer of Shares. The Seller is the record and beneficial owner of the Shares free and clear of any and all Liens. The Seller has the power and authority to sell, transfer, assign and deliver the Shares as provided in this Agreement, and such delivery will convey to the Purchaser good and marketable title to the Shares, free and clear of any and all Liens.

            4.8 Financial Statements. Attached as Schedule 4.8 are true and correct copies of the separate unaudited balance sheets and income statements of each of the Companies, prepared in accordance with GAAP (except for income taxes which are recorded only at the consolidated level) consistently applied for each of the three years ended March 31, 1999, 2000 and 2001 and for the nine months ended December 31, 2001 and the ten months ended January 31, 2002 for JHG, and from the date of acquisition to March 31, 2001 and for the nine months ended December 31, 2001 and the ten months ended January 31, 2002 for WMM (such financial statements, including the related notes and schedules thereto, are referred to herein as the "Financial Statements"). Each of the Financial Statements, which were part of the consolidated financial statements subject to audit by Seller's Accountants in the context of its audit of Seller's Parent, was prepared in the ordinary course of business, has been relied upon in the conduct of the business of the Companies and is accurate in all material respects (subject, in the case of the Financial Statements covering periods of less than one year, to normal year-end audit adjustments which were not or will not be, individually or in the aggregate, material).

            For the purposes hereof, the balance sheets of the Companies as at January 31, 2002 are referred to as the "Balance Sheet" and January 31, 2002 is referred to as the "Balance Sheet Date".

            4.9 No Undisclosed Liabilities. Neither of the Companies has any indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP which was not fully reflected in, reserved against or otherwise described in the Balance Sheet or the notes thereto or was not incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, except where such indebtedness, obligations or liabilities would not have a Material Adverse Effect.

            4.10 Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 4.10, since the Balance Sheet Date:

            (a) there has not been any Material Adverse Change nor has there occurred any event which is reasonably likely to result in a Material Adverse Change;

            (b) there has been no disposal or loss from damage or otherwise of any fixed asset having a replacement cost of more than $500,000;

            (c) there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of either of the Companies having a replacement cost of more than $500,000 for any single loss or $2,000,000 for all such losses and real and personal property of the Companies has been maintained in the ordinary course of business, consistent with past practice, and to Seller's Knowledge, no material expenditure is required to be made by any Person to enable each of the Companies to operate its business;

            (d) (i) there has not been a change in the authorized or issued capital stock of either of the Companies; (ii) grant of any stock option, warrant, or other right to purchase shares of capital stock of either of the Companies; (iii) issuance of any security convertible into the capital stock of either of the Companies; (iv) grant of any registration rights in respect of the capital stock of either of the Companies; (v) reclassification, combination, split, subdivision, purchase, redemption, retirement, issuance, sale, or any other acquisition or disposition, directly or indirectly, by either of the Companies of any shares of the capital stock thereof; (vi) amendment of any term of any outstanding security of either of the Companies; (vii) declaration, setting aside or payment of any dividend (whether in cash, securities or other property) or other distribution or payment in respect of the shares of the capital stock of either of the Companies; or (viii) sale or pledge of any stock or other equity interests owned by either of the Companies;

            (e) (i) amendment or other change in the certificate of incorporation or by-laws or other organizational documents of either of the Companies; (ii) merger or consolidation by either of the Companies with or into any other Person; (iii) subdivision or reclassification of any shares of the capital stock of either of the Companies; or (iv) change or agreement to change in any manner the rights of the outstanding capital stock of either of the Companies;

            (f) Except as set forth on Schedule 4.10 (f) hereto, or to the extent either designated as Excluded Assets and Liabilities or disclosed and accrued on the Balance Sheet, neither of the Companies has awarded (or agreed to award) any bonuses to employees of the Companies with respect to the fiscal year ending March 31, 2002 or any period thereafter, or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of the Companies' directors, officers, employees, agents or representatives or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives (other than normal increases in the ordinary course of business consistent with past practice and that in the aggregate have not resulted in a material increase in the benefits or compensation expense of the Companies taken as a whole);

            (g) there has not been any agreement entered into or amended by either of the Companies with any labor union or association;

            (h) there has not been any change by either of the Companies with respect to accounting, reserving or investing or Tax reporting principles, methods or policies;

            (i) neither of the Companies has entered into any transaction or Contract or conducted its business other than in the ordinary course consistent with past practice including maintaining consistency of average accounts receivable days, inventory holding days, and accounts payable days;

            (j) neither of the Companies has failed to promptly pay and discharge current liabilities except where disputed in good faith by appropriate proceedings;

            (k) neither of the Companies has made any loans, advances or capital contributions to, or investments in, any Person or paid any fees or expenses to the Seller or any Affiliate of the Seller;

            (1) neither of the Companies has mortgaged, pledged or subjected to any Lien any of its assets, or acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of either of the Companies, except for assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of in the ordinary course of business consistent with past practice;

            (m) neither of the Companies has discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent), except in the ordinary course of business consistent with past practice and which, in the aggregate, would not be material to the Companies taken as a whole;

            (n) neither of the Companies has canceled or compromised any debt or claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the ordinary course of business consistent with past practice and which, in the aggregate, would not be material to the Companies taken as a whole, and neither of the Companies has written-down or determined to write-down the value of any assets, except in the ordinary course of business consistent with past practice;

            (o) neither of the Companies has made or committed to make any capital expenditures or capital additions or betterments in excess of $50,000 individually or $175,000 in the aggregate;

            (p) neither of the Companies has instituted or settled any material Legal Proceeding; and

            (q) neither the Seller nor the Companies has agreed to do anything set forth in this Section 4.10.

            4.11 Tax Returns, Payments and Elections. Except as set forth in
Schedule 4.11:

            (a) Each Company and each Affiliated Group of which such Company is or has been a member, (i) has timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Body all material Tax Returns required to be filed, and all such Tax Returns are true and correct in all material respects, and (ii) has paid all Taxes material in amount due and payable or claimed or asserted by any taxing authority to be due from or with respect to them. With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, each Company has made due and sufficient current accruals for such Taxes in their books and records in accordance with GAAP, including without limitation the Financial Statements. The Companies have made (or there have been made on their behalf) all required current estimated Tax payments sufficient to avoid any understatement penalties;

            (b) No audit report has been issued in the three years prior to the date of this Agreement (or otherwise with respect to any audit or investigation in progress) relating to Taxes due from or with respect to either of the Companies or their income, assets or operations. The Seller has previously delivered to Purchaser true and complete copies of (i) any audit reports issued in the three years prior to the date of this Agreement relating to Taxes due from or with respect to each Company; and (ii) all federal, state, local and foreign income or franchise Tax Returns of each Company (or, in the case of Tax Returns filed for an Affiliated Group, the portion of such Tax Returns relating to each Company) relating to the taxable periods ending in 1998, 1999, 2000 and 2001;

            (c) Except as set forth on Schedule 4.11 (c) no claim has been made by a taxing authority in a jurisdiction where a Company does not file Tax Returns to the effect that such Company is or may be subject to taxation by that jurisdiction;

            (d) There are no outstanding waivers in writing or comparable consents regarding the application of any statute of limitations in respect of Taxes of either of the Companies;

            (e) All deficiencies asserted or assessments made as a result of any examinations by any taxing authority of the Tax Returns of or including each Company have been fully paid, and there are no actions, suits, investigations, audits or claims by any taxing authority in progress relating to either of the Companies (except for a California Franchise Tax Board audit), nor has either of the Companies received any written notice from any taxing authority that it intends to conduct such an audit or investigation. No issue has been raised by written inquiry of a taxing authority in any current or prior examination which, by application of the same or similar principles, would reasonably be expected to result in a proposed deficiency for any subsequent taxable period of the Companies. Neither of the Companies is subject to any private letter ruling of the IRS or comparable rulings of other taxing authorities;

            (f) There are no Liens for Taxes upon the assets of either of the Companies, except for Liens arising as a matter of Law relating to current Taxes not yet due;

            (g) All Taxes that each Company has been or are required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid over to the appropriate taxing authority;

            (h) Neither of the Companies, nor any other Person on behalf of either of the Companies has (i) agreed to or is required to make any adjustments pursuant to Section 481 (a) of the Code (or any predecessor provision) or any similar provision of state, local or foreign Law, or has any Knowledge that the IRS or any other taxing authority has proposed any such adjustment; or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of either of the Companies, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of state, local or foreign Law with respect to either of the Companies, (iii) filed a consent pursuant to Section 341 (f) of the Code or agreed to have Section 341 (f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by either of the Companies, (iv) extended the time (1) within which to file any Tax Return, which Tax Return has since not been filed or (2) for the assessment or collection of Taxes, which Taxes have not since been paid or (v) granted to any Person any power of attorney that is currently in force with respect to any Tax matter relating to either of the Companies;

            (i) No property owned by either of the Companies is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986,
(ii) "tax-exempt use property" within the meaning of Section 168(h)(l) of the Code, (iii) "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code; (iv) subject to Section 168(g)(l)(A) of the Code; (v) "limited use property" within the meaning of Rev. Proc. 76-30, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above;

            (j) There are no employment, severance or termination agreements, other compensation arrangements or Employee Benefit Plans currently in effect which provide for the payment of any amount (whether in cash or property or the vesting of property) that would give rise to a payment that is nondeductible by reason of Section 280G of the Code;

            (k) Neither of the Companies (i) is or has been a member of an Affiliated Group for federal income tax purposes that filed or was required to file a consolidated Tax Return (other than a group the common parent of which was Seller), (ii) is or has been a member of an Affiliated Group for state, local or foreign tax purposes that filed or was required to file an affiliated, consolidated, combined or unitary Tax Return (other than a group the ultimate common parent is or was the Seller, James Hardie Industries, N.V., James Hardie Industries Limited or Boral Limited), or (iii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any comparable provision of state, local, or foreign Law)(other than as a member of an Affiliated Group the common parent of which is the Seller);

            (1) Neither of the Companies is a party to, bound by, or obligated under, any Tax Sharing Agreement;

            (m) Neither of the Companies have constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(l)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in (A) the two years prior to the date of this Agreement or (B) a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement;

            (n) Seller and JHG are members of a "selling consolidated group" within the meaning of Treasury Regulations Section 1.338(h)(10)-l(b)(2);

            (o) The Seller is a "United States Person" within the meaning of
Section 7701(a)(30)of the Code;

            (p) Neither Company has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code;

            (q) There is no taxable income of either of the Companies that will be reportable in a taxable period beginning after the Closing Date that is attributable to a transaction (such as an installment sale) that occurred prior to the Closing;

            (r) "Neither of the Companies has, or has had, a permanent establishment in any foreign country, or has engaged in a trade or business in any foreign country that subjected it to Tax in such foreign country;

            (s) Neither of the Companies is a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes; and

            (t) For purposes of this Section and Section 9.6, any reference to either Company shall be deemed to include any Person which merged with or was liquidated into such Company or any other predecessor thereof.

            4.12 Real Property.

            (a) Schedule 4.12(a) sets forth a complete list of (i) all real property and interests in real property owned in fee, including but not limited to all patented mining claims (the "Patented Mining Claims") by each of the Companies (individually, an "Owned Property" and collectively, the "Owned Properties"), (ii) all real property and interests in real property leased, subleased, or otherwise occupied by each of the Companies as lessee (individually, a "Real Property Lease" and collectively, the "Real Property Leases"); (iii) all real property and interests in real property other than Owned Properties and Real Property Leases as to which each Company has a right of access or use (individually, an "Easement Property" and collectively, the "Easement Properties"); (iv) all water rights and interests in water rights or water rights permits owned by each of the Companies (individually, a "Water Right" and collectively, the "Water Rights"); and (v) all unpatented mining claims and unpatented mill site claims owned by each of the Companies (individually, an "Unpatented Mining Claim" and collectively, the "Unpatented Mining Claims"). The Owned Properties, Real Property Leases, Easement Properties, Water Rights, and Unpatented Mining Claims are referred to herein individually as a "Companies' Property" and collectively as the "Companies' Properties." The Companies have good, indefeasible, and marketable fee title to and own the entire interest in all Owned Property and all buildings, structures and other improvements located thereon, free and clear of all Liens of any nature whatsoever except Permitted Exceptions. The Companies' Property constitutes all interests in real property currently used or currently held for use in connection with the business of the Companies and which are necessary for the continued operation of the business of the Companies as the business is currently conducted and as currently proposed to be conducted. The Companies have a good, marketable, valid and enforceable leasehold interest under each of the Real Property Leases, and all buildings, structures and other improvements located thereon to the extent leased pursuant to the Real Property Leases, free and clear of all Liens of any nature whatsoever except Permitted Exceptions; provided, however, that except as set forth on Schedule 4.12(a), each Real Property Lease subject to an underlying mortgage, deed of trust or other security interest affecting the lessor's or fee owner's interest under the Real Property Lease shall also be subject to a non-disturbance agreement; and subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither of the Companies has received any notice of any material default or event that with notice or lapse of time, or both, would constitute a material default by such Company under any of the Real Property Leases. To the Seller's Knowledge, there is no default or event that with notice or lapse of time, or both, which would constitute such a default under any Real Property Lease by any other party to such lease. The Seller has delivered or will make available to the Purchaser prior to the Closing Date true, correct and complete copies of all deeds, title reports, title policies (and underlying documents applicable thereto), title opinion or title analysis letters as to the Patented Mining Claims and Unpatented Mining Claims, and surveys for the Owned Properties, Easement Properties, Water Rights and Unpatented Mining Claims. Seller has delivered or otherwise made available to the Purchaser true, correct and complete copies of the Real Property Leases, together with all non-disturbance agreements, amendments, modifications or supplements, if any, thereto. The Companies have a good, sufficient, and marketable interest in the Unpatented Mining Claims, free and clear of all Liens of any nature whatsoever except Permitted Exceptions. The Companies have a good, marketable, valid and enforceable interest in the Easement Properties and Water Rights, free and clear of all Liens of any nature whatsoever except Permitted Exceptions. The Companies have timely paid all fees and complied with all recording and reporting obligations required by Law in connection with the Water Rights and Unpatented Mining Claims. Neither of the Companies has received any notice of defect or challenge to the Unpatented Mining Claims (including, without limitation, the location, maintenance, or ownership of the Unpatented Mining Claims) or event that with notice or lapse of time, or both, would constitute such defect or challenge to the Unpatented Mining Claims.

            (b) Except as would not be reasonably likely to have Material Adverse Effect, the Companies have ail certificates of occupancy and Permits of any Governmental Body necessary or useful for the current use and operation of each Companies' Property, and the Companies have fully complied with all conditions of the Permits applicable to them. No material default or violation, or event that with the lapse of time or giving of notice or both would become a material default or violation, has occurred in the due observance of any Permit.

            (c) There does not exist any actual or, to the Knowledge of the Seller, threatened or contemplated condemnation or eminent domain proceedings that affect any Companies' Property or any part thereof, and the Seller has not received any notice, oral or written, of the intention of any Governmental Body or other Person to take or use all or any part thereof.

            (d) Neither the Seller nor the Companies have received any notice from any insurance company that has issued a policy with respect to any Companies' Property requiring performance of any structural or other repairs or alterations to such Companies' Property.

            (e) Except as set forth on Schedule 4.12(e) hereto, neither of the Companies owns or holds, or is obligated under or a party to, any Contract, option, right of first refusal or other arrangement to purchase, acquire, sell, assign, manage or dispose of any real property or any portion thereof or interest therein.

            (f) Except as set forth on Schedule 4.12(f) hereto and in the Closing Date Balance Sheet, there are no unpaid commissions or fees due or payable and no obligation to pay or fund any construction or completion of improvements under any Real Property Lease.

            (g) Except as set forth on Schedule 4.12(g) hereto, there are no leases or subleases executed by either Company, as lessor, with respect to any of the Companies'

Properties. None of the Real Property Leases is a sublease. Except as set forth on Schedule 4.12(g) hereto, there are no agreements by which either of the Companies permits any other Person to use, occupy or otherwise exploit any of the Companies' Properties.

            (h) Each of the Real Property Leases covers the entire estate it purports to cover, and, upon the consummation of the transactions contemplated hereby, will entitle Purchaser to the exclusive use, occupancy and possession of the premises specified therein for the purposes such premises are now being used in all material respects.

            (i) Seller has actual and exclusive possession of the premises leased pursuant to the Real Property Leases.

            (j) All of the buildings, fixtures and improvements included on or in the Companies' Properties and owned or leased by the Companies are in good operating condition and repair (subject to normal wear and tear) for the continued use of the Companies' Properties in the ordinary course of business consistent with past practices in all material respects.

            (k) The current use and occupancy of the Companies' Properties and the improvements located thereon are not in violation of any material recorded or unrecorded covenants, conditions, restrictions, reservations, easements or agreements affecting the Companies' Properties.

            (1) No part of any improvement located on the Companies' Properties which is material to its operation is dependent for its access, operation or utility on any land, building or other improvements not included in the Companies' Properties, and all Companies' Properties have sufficient access to public roads.

            (m) All water (including all Water Rights), gas and other utilities are sufficient to enable the Companies' Properties to continue to be used and operated in the ordinary course of business consistent with past practices. Said utilities either enter the Companies' Properties through adjoining public streets or, if they pass through adjoining private or public land, do so in accordance with legal, valid and enforceable permanent public or private easements which will inure to the benefit of Purchaser, its successors and assigns.

            (n) With respect to the Unpatented Mining Claims, and subject to the paramount title of the United States, to the Seller's Knowledge: (i) the Unpatented Mining Claims were properly laid out and monumented; (ii) all required location and validation work was properly performed; (iii) location notices and certificates were properly recorded and filed with the appropriate governmental agencies; (iv) all assessment work required to hold the Unpatented Mining Claims has been timely performed in order to maintain those claims in good standing through the assessment year ending September 1,2002; (v) all affidavits of assessment work, notices of intention to hold, evidence of payment of rental or maintenance fees and other filings required to maintain the claims in good standing through the assessment year ending September 1, 2002 have been properly and timely recorded or filed with the appropriate governmental agency;
(vi) there are no conflicting Unpatented Mining Claims; (vii) Seller, the

Companies, and/or their predecessors in interest have been in exclusive, hostile, adverse and continuous possession of each and all of the Unpatented Mining Claims, claiming ownership thereto as against all the world, subject only to the paramount title of the United States, since December 14, 2000. Nothing in this section, however, shall be deemed to be a representation or a warranty that any of the Unpatented Mining Claims contains a valuable mineral deposit.

            (o) Notwithstanding anything to the contrary set forth above in this
Section 4.12 or in the Schedules referred to therein, the parties acknowledge and agree that the representations, warranties and other statements made by the Seller above in this Section 4.12 or in the Schedules referred to above in this
Section 4.12 are qualified in their entirety by the following: (i) since the date of the Laing Agreement, it has been ascertained that the approximately 20-30 acre portion (the "Subject Portion") of the BLM Exchange Property (as defined in the Laing Agreement) identified on the annexed Schedule 4.12(o) properly constitutes part of the Essential Plant Property (as defined in the Laing Agreement); (ii) with the consent and approval of the Purchaser, pursuant to the Laing Consent the parties to the Laing Agreement have amended the Laing Agreement and the Ancillary Documents (as defined in the Laing Agreement) to provide that (A) the Subject Portion is deemed to constitute an integral part of the Essential Plant Property, (B) the Subject Portion shall be deemed not to constitute a part of the BLM Acreage (as defined in the Laing Agreement), and
(C) JHG shall ultimately receive as a result of the BLM Exchange (as defined in the Laing Agreement), and after payment for any acreage in excess of 20 acres of all amounts described in Section 6.15(a), be entitled to retain for itself and its successors and assigns, full ownership rights in and to the Subject Portion (subject to those items referenced in the Laing Consent), in each case notwithstanding any contrary provisions contained in the Laing Agreement or the Ancillary Documents, including, without limitation, Section 4 of the Laing Agreement; and (iii) the BLM has agreed in writing for the benefit of JHG pursuant to that certain letter dated April 24, 2002 and attached hereto as
Schedule 4.12(o)(iii) (the "BLM Letter") that JHG can continue to use the portion of the Subject Portion that is referred to in the BLM Letter in connection with the operation of the Essential Plant Property, all as more fully specified in the BLM Letter.

            4.13 Tangible Personal Property.

            (a) Schedule 4.13(a) sets forth all leases of personal property ("Personal Property Leases") involving annual payments in excess of $250,000 relating to personal property used in the business of each Company or to which either Company is a party or by which the properties or assets of each Company are bound. The Seller has delivered or otherwise made available to the Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

            (b) Each Company has a valid leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity

(regardless of whether enforcement is sought in a proceeding at law or in equity), and there is no material default under any Personal Property Lease by the Companies or, to the Knowledge of the Seller, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder.

            (c) The Companies have good and marketable title to all of the items of tangible personal property reflected in the Balance Sheet (except as sold or disposed of subsequent to the date thereof in the ordinary course of business consistent with past practice), free and clear of any and all Liens other than the Permitted Exceptions. All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of the Companies are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

            (d) All of the items of tangible personal property used by the Companies under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

            4.14 Intangible Property. Schedule 4.14 contains a complete and correct list of each material foreign or domestic patent, trademark, trade name, service mark and copyright owned or used by the Companies as well as all registrations thereof and pending applications therefor, and each license or other agreement relating thereto (including licenses to use the patents, trademarks, tradenames, service marks or copyrights of others, including Seller and its Affiliates). Except as set forth on Schedule 4.14 or to the extent that commercially available software is licensed for use by the Companies (provided that such licenses shall not terminate or be modified by virtue of the Closing), each of the foregoing is owned by the party shown on such Schedule as owning the same, free and clear of all mortgages, claims, Liens, security interests, charges and encumbrances and is in good standing and not the subject of any challenge. To the Knowledge of Seller, there have been no claims made and neither the Seller nor the Companies has received any notice or otherwise knows or has reason to believe that any of the foregoing is invalid or conflicts with the asserted rights of others. The Companies possess, or have the right to use, at this time and without termination or modification by virtue of the Closing, all patents, patent licenses, trade names, trademarks, service marks, brand marks, brand names, copyrights, know-how, formulate and other proprietary and trade rights necessary for the conduct of its business as now conducted, not subject to any restrictions and without any known conflict with the rights of others and the Companies have not forfeited or otherwise relinquished any such patent, patent license, trade name, trademark, service mark, brand mark, brand name, copyright, know-how, formulate or other proprietary right necessary for the conduct of its business as conducted on the date hereof. The Companies are not under any obligation to pay any royalties or similar payments in connection with any license to the Seller or any Affiliate thereof.

            4.15 Material Contracts. (a) Schedule 4.15 sets forth all of the following Contracts to which each Company is a party or by which it is bound (collectively, the "Material Contracts"): (i) Contracts with the Seller or its Affiliates or any current officer or director of either of the Companies; (ii) Contracts with any labor union or association representing any employee of either of the Companies; (iii) Contracts pursuant to which any party is required to purchase or sell a stated portion of its requirements or output from or to another party; (iv) Contracts for the sale of any of the assets of either of the Companies other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of its assets, including rights of first refusal; (v) joint venture agreements; (vi) material Contracts containing covenants of either of the Companies not to compete in any line of business or with any person in any geographical area or covenants of any other person not to compete with either of the Companies in any line of business or in any geographical area; (vii) Contracts relating to the acquisition by either of the Companies of any operating business or the capital stock of any other person; (viii) Contracts relating to the borrowing of money;
(ix) Contracts relating to any financial arrangements not reflected in the Balance Sheet; or (x) any other Contracts, other than Real Property Leases, which involve the expenditure of more than $1,000,000 in the aggregate or $500,000 annually or require performance by any party more than one year from the date hereof. There have been made available to the Purchaser, its Affiliates and their representatives true and complete copies of all of the Material Contracts. Except as set forth on Schedule 4.15, all of the Material Contracts and other agreements are in full force and effect and are the legal, valid and binding obligation of each Company enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except as set forth on Schedule 4.15, neither Company is in default in any material respect under any Material Contracts, nor, to the Knowledge of the Seller, is any other party to any Material Contract in default thereunder in any material respect.

            (b) To the Knowledge of Seller, as of the date hereof, Republic has not produced paperboard meeting the quality specifications set forth in the Republic Agreement in sufficient quantities for the requisite period of time required to achieve Commercial Production, as such term is defined therein, by April 1, 2002. The outside date by which Republic is required to-give the Commencement Notice, as such term is defined therein, has not been extended past April 1, 2002.

            4.16 Employee Benefits.

            (a) Schedule 4.16(a) sets forth a complete and correct list of (i) all "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and (ii) all other employee benefit arrangements, programs or payroll practices (including, without limitation, severance pay, vacation pay, company awards, salary continuation, disability, sick leave, retirement, deferred compensation, bonus or other incentive compensation, stock purchase, stock option, medical, life insurance and scholarship arrangements, programs or practices), as to which the Seller or any Company has any obligation or liability (contingent or otherwise) with respect to employees of the Companies ("Employee Benefit Plans"). Schedule 4.16(a) clearly identifies, in separate categories, Employee Benefit Plans that are (i) multiemployer plans (as defined in Section 4001(a)(3) of ERISA) ("Multiemployer Plans") or (ii) sponsored and maintained directly by any of the Companies and not by Seller ("Company Plans"). None of the Employee Benefit Plans is subject to Section 4063 and 4064 of ERISA.

            (b) Except as disclosed on Schedule 4.16(b), each of the Employee Benefit Plans intended to qualify under Section 401 of the Code ("Qualified Plans") so qualifies, the trusts maintained thereto are exempt from federal income taxation under Section 501 of the Code, and nothing has occurred with respect to the operation of any such plan which could cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the Code.

            (c) Except as disclosed on Schedule 4.16(c) separately for any Multiemployer Plan, none of the Companies would incur any withdrawal liability (whether or not assessed) under ERISA in the event the Companies and each trade or business (whether or not incorporated) under common control or treated as a single employer with any of the Companies pursuant to Sections 414(b) or (c) of the Code.("ERISA Affiliate") had a complete withdrawal from each Multiemployer Plan.

            (d) True, correct and complete copies of the following documents, with respect to each of the Employee Benefit Plans (as applicable), have been delivered to the Purchaser (A) any plans and related trust documents, and all amendments thereto, (B) the most recent Forms 5500 for the past three years and schedules thereto, (C) the most recent financial statements and actuarial valuations for the past three years, (D) the most recent Internal Revenue Service determination letter, (E) the most recent summary plan descriptions (including letters or other documents updating such descriptions) and (F) written descriptions of all non-written agreements relating to the Employee Benefit Plans.

            (e) There are no pending or, to the Knowledge of Seller, threatened Legal Proceedings against or relating to any of the Employee Benefit Plans, the assets of any such plans, or the plan administrator or any fiduciary of the Employee Benefit Plans with respect to the operation of such plans (other than routine, uncontested benefit claims), and to the Knowledge of the Seller, there are no facts or circumstances which could form the basis for any such Legal Proceeding.

            (f) Each of the Company Plans has been maintained, administered and operated, in all material respects, in accordance with its terms and applicable Law, including ERISA and the Code. All amendments and actions required to bring each of the Company Plans into conformity in all material respects with all of the applicable provisions of ERISA, the Code and other applicable Laws have been made or taken, except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing Date and are disclosed on Schedule 4.16(f).

            (g) None of the Companies has any direct or indirect obligation or liability arising from or in connection with any "prohibited transaction" within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any of the Employee Benefit Plans.

            (h) Except as disclosed on Schedule 4.16(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee of either Company; (ii) satisfy any condition to any payment to any employee of either Company; (iii) increase any benefits otherwise payable under any Employee Benefit Plan; or (iv) result in the acceleration of the time of payment or vesting of any such benefits or payments.

            (i) No stock or other security issued by either Company forms or has formed a material part of the assets of any Employee Benefit Plan.

            4.17 Labor.

            (a) Except as set forth on Schedule 4.17(a), neither Company is party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of either Company. The Seller has delivered or otherwise made available to the Purchaser true, correct and complete copies of the labor or collective bargaining agreements listed on Schedule 4.17(a), together with all amendments, modifications or supplements thereto.

            (b) Except as set forth on Schedule 4.17(b). no employees of the Companies are represented by any labor organization. No labor organization or group of employees of either Company has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Seller, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving either Company pending or, to the Knowledge of the Seller, threatened by any labor organization or group of employees of either Company.

            (c) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of the Seller, threatened against or involving either Company. There are no material unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Seller, threatened by or on behalf of any employee or group of employees of either Company.

            (d) Except for the individuals set forth on Schedule 4.17(d), none of the employees of the Seller or any of its affiliates (other than the Companies) performs any services for or otherwise relating to the business or activities of either Company ("Shared Service Employees").

            4.18 Litigation.

            (a) Except as set forth in Schedule 4.18, there is no suit, action, proceeding, investigation, claim or order pending or, to the Knowledge of the Seller, threatened against either Company or any of the Companies' Property (or pending or, to the Knowledge of the Seller, threatened, against any of the officers, directors or key employees of either Company with respect to their business activities on behalf of such Company), or to which the Seller or the Companies is otherwise a party before any Governmental Body; nor to the Knowledge of the Seller is there any reasonable basis for any such action, proceeding, or investigation. Neither of the Companies is subject to any judgment, order or decree of any court or Governmental Body. Neither of the Companies is engaged in any legal action to recover monies due it or for damages sustained by it which, if adversely determined, would have a Material Adverse Effect.

            (b) There is no suit, action, proceeding, investigation, claim or order pending, or to the Knowledge of Seller, threatened, or to which Seller is otherwise a party (and to Seller's Knowledge no grounds on which any such action might be commenced) which might adversely affect the ability of the Seller to enter into this Agreement or perform its obligations hereunder.

            4.19 Compliance with Laws; Permits.

            (a) The Companies are in compliance in all material respects with all Laws applicable to the Companies or to the conduct of the business or operations of the Companies or the use of their respective properties (including any leased properties) and assets. Each Company has all governmental Permits and approvals from state, federal or local authorities which are required for such Company to operate its business as presently conducted and as proposed to be conducted, except where the failure to so comply would not result in a Material Adverse Effect.

            (b) Schedule 4.19 lists all material Permits used by each Company in the conduct of its business or operations. All such Permits are valid and enforceable, and neither Company is in default thereunder.

            4.20 Environmental Matters. Except as set forth on Schedule 4.20 hereto:

            (a) There are, and for the past five years have been, no claims, actions, suits, proceedings or investigations related to Environmental Matters with respect to the ownership, use, condition or operation of any of the properties and assets held for use or sale by the Companies or, to the Seller's Knowledge, any of their respective predecessors, pending in any Governmental Body (collectively, "Environmental Litigation"), which if adversely determined would have a Material Adverse Effect. There are no existing, and for the past five years have been no, violations of federal, state, local or other governmental laws, regulations, ordinances or orders related to Environmental Matters by either of the Companies with respect to the ownership, use, condition or operation of any real property purported to be owned or leased by either of the Companies or any other assets of either of the Companies, which violations, individually or in the aggregate, would have a Material Adverse Effect. No written or oral notice, or other communication from any Governmental Body of any alleged violation of any ordinance, law, decree, order, code, or governmental rule or regulation related to Environmental Matters has been filed or communicated to management of either of the Companies with respect to the use, ownership, condition, operation, or disposal of any of the properties and assets of either of the Companies or any property or asset formerly held for use or sale by either of the Companies, the subject matter of which notice would have a Material Adverse Effect.

            (b) No soil or water in, on, under or emanating from any real property owned or leased by either of the Companies or any other assets or premises of either of the Companies has been contaminated by any Hazardous Substance while or, to the Seller's Knowledge, before such property, assets or premises were owned, leased, operated or managed, directly or indirectly, by either of the Companies, which contamination would have a Material Adverse Effect.

            (c) All waste containing any Hazardous Substances generated, used, handled, stored, treated or disposed of by each Company or, to the Seller's Knowledge, by any of its predecessors has been released or disposed of in compliance with all applicable requirements under applicable Environmental Laws, except where the failure to be in such compliance would not result in a Material Adverse Effect.

            (d) Each Company has obtained and is, and has been, in compliance with all permits, licenses and other authorizations that are required pursuant to Environmental and Safety Requirements for the occupation of their facilities and the operation of their business, except where any failure to so obtain or comply would not have a Material Adverse Effect.

            (e) There is not now, nor has there been in the past, on, in or under any real property owned, leased or operated by either of the Companies or, to the Seller's Knowledge, any of their predecessors (i) any underground storage tanks, above-ground storage tanks, dikes or impoundments, (ii) any asbestos-containing materials, (iii) any polychlorinated biphenyls; or (iv) any radioactive substances.

            (f) The Seller has provided to the Purchaser all environmentally related audits, studies, reports, analyses, and results of investigations that have been performed with respect to the currently or previously owned, leased or operated properties of each Company.

            (g) Neither of the Companies has ever sold, rented, leased, manufactured, produced, processed, provided, or delivered any product, component part or raw material containing asbestos. Neither of the Companies has any liability involving asbestos arising out of any injury to a person or property as a result of the ownership, possession, or use of any equipment, product, or service sold, rented, leased, manufactured, produced, processed, provided, or delivered by either of the Companies or their Affiliates or, to the Seller's Knowledge, any of its predecessors on or prior to the Closing Date. Neither of the Companies is, to the Seller's Knowledge, a successor to any other Person with respect to any product liability claims. Neither of the Companies has assumed contractually or, to the Seller's Knowledge, by operation of law any liability for products manufactured, sold, or distributed by, or for, any other Person. Schedule 4.20(g) describes all product liability claims involving asbestos brought against each Company regardless of whether such claims were meritorious, groundless, or otherwise. To the Seller's Knowledge, the written materials supplied to the Purchaser in response to Purchaser's written questions to Seller, copies of which are contained in Schedule 4.20(g), do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

            (h) The representations and warranties contained in this Section
4.20 shall constitute the sole representations and warranties with respect to Environmental Matters (including, without limitation, matters arising pursuant to Environmental and Safety Requirements).

            4.21 Insurance. Schedule 4.21 sets forth a complete and accurate list of all policies of insurance of any kind or nature covering each Company or any of its employees, properties or assets, including, without limitation, policies of life, disability, fire, theft, workers compensation, employee fidelity and other casualty and liability insurance, as well as all claims relating to any of the foregoing. To the Seller's Knowledge, all such policies are in full force and effect, and, to the Seller's Knowledge, there is no existing default by either of the Companies or event which, with the giving of notice or lapse of time or both would constitute a default by either of the Companies thereunder.

            4.22 Related Party Transactions.

                  (a) Except as set forth on Schedule 4.22(a), neither the Seller nor any of its Affiliates has outstanding any indebtedness or other similar obligations to either of the Companies. Except as set forth in Schedule 4.22(a), neither the Seller, the Companies, any Affiliate of the Companies or the Seller nor, to the Seller's Knowledge, any officer, director or employee of any of them (i) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (A) a competitor, supplier, customer, landlord, tenant, creditor or debtor of either of the Companies, (B) engaged in a business related to the business of the Companies, or (C) a participant in any transaction to which the Companies is a party or (D) is a party to any Contract with the Companies.

                  (b) Except for the services set forth in Schedule 4.22(b)(i), Seller and its Affiliates provide no material services to either of the Companies. Except as set forth in Schedule 4.22(b)(ii), Seller and its Affiliates (other than the Companies) do not own any assets (including fixed assets, inventories and Intellectual Property) that are used exclusively or primarily in the conduct of either of the Companies' businesses (including the business of any Subsidiary).

            4.23 Customers and Suppliers. Schedule 4.23 sets forth a list of the twenty (20) largest customers and the twenty (20) largest suppliers of each Company, as measured by the dollar amount of purchases therefrom or thereby, during each of the fiscal year ended March 31, 2001 and the nine month period ended December 31, 2001, showing the approximate total sales by each Company to each such customer and the approximate total purchases by each Company from each such supplier, during such period. Except as set forth on Schedule 4.23, since December 31, 2001, there has not been any adverse change in the business relationship of either of the Companies with any customer or supplier listed on
Schedule 4.23 except where such adverse change would not have a Material Adverse Effect.

            4.24 Product Warranties: Regulatory Compliance Regarding Products. Other than as set forth on Schedule 4.24, there are no warranties with respect to the products or services of the Companies that have been made since January 1, 1999, and except with respect to the dollar amount of Claims specifically identified in Schedule 4.24, there have not been any Claims (as defined in Schedule 4.24) for breach of product or service warranties to customers that have been made against the Companies since January 1, 1999, and there are no pending or, to the Knowledge of the Seller, threatened Claims with respect to any such warranty. Since January 1, 1999, no governmental authority regulating the design, manufacture, marketing, testing or advertising of any of the products manufactured, sold, distributed or used by the Companies has requested that any such product be removed from the market, that substantial new product testing be undertaken as a condition to the continued manufacturing, selling, distribution or use of any such product or that such product be modified, in each case in any manner that would reasonably be likely to have a Material Adverse Effect.

            4.25 Financial Advisors. Except as set forth on Schedule 4.25, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Seller or the Companies in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

            4.26 No Other Representations and Warranties. Except for the representations and warranties contained in this Section 4, none of Seller or any other Person makes any other express or implied representation or warranty on behalf of Seller.

                                   ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

            The Purchaser hereby represents and warrants to the Seller that:

            5.1 Organization and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

            5.2 Authorization of Agreement. The Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the "Purchaser Documents"), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of the Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

            5.3 Conflicts; Consents of Third Parties.

            (a) Neither of the execution and delivery by the Purchaser of this Agreement and of the Purchaser Documents, nor the compliance by the Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws of the Purchaser, (ii) conflict with, violate, result in the breach of, or constitute a default under any Contract, note, bond, mortgage, indenture, license, agreement or other obligation to which the Purchaser is a party or by which the Purchaser or its properties or assets are bound or (iii) violate any statute, rule, regulation, order or decree of any Governmental Body or authority by which the Purchaser is bound, except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the business, properties, results of operations, conditions (financial or otherwise) of the Purchaser and its Subsidiaries, taken as a whole.

            (b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof, except for compliance with the applicable requirements of any applicable Antitrust Acts.

            5.4 Litigation. There are no Legal Proceedings pending or, to the Knowledge of the Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of the Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

            5.5 Investment Intention. The Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act") thereof. Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

            5.6 Financial Advisors. Except as set forth on Schedule 5.6, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

            5.7 Financial Resources. The Purchaser has all requisite approvals and sufficient funds to pay the Purchase Price, to make all other necessary payments by it in connection with the purchase of the Shares contemplated hereby, and to pay all of its related fees and expenses on the Closing Date, which funds will be available at the Closing for all such purposes.

                                   ARTICLE VI

                                    COVENANTS

            6.1 Access to Information; Confidentiality.

            (a) The Seller agrees that, prior to the Closing Date, the Purchaser shall be entitled, through its officers, employees and representatives (including, without limitation, its financial advisors, legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Companies and such examination of the books, records and financial condition of the Companies as it reasonably requests and, at its expense, to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and conditions consistent with the Antitrust Acts, and the Seller shall cooperate, and shall cause the Companies and their officers, employees and representatives (including, without limitation, legal advisors and accountants) to cooperate fully therein. For the avoidance of doubt, the Purchaser shall not conduct any "Phase II" environmental investigation of the Companies' properties without the prior written consent of the Seller. No investigation by the Purchaser prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement or the Seller Documents.

            (b) The Purchaser and the Seller agree that, following the execution of this Agreement, the Confidentiality Agreement attached as Exhibit B shall remain in full force and effect. In addition, each party agrees to treat any information concerning the business and properties of the other that it obtains in connection with the preparation of submissions to Governmental Bodies pursuant to this Agreement in the same manner as confidential information is to be treated pursuant to the provisions of the Confidentiality Agreement.

            6.2 Conduct of the Business Pending the Closing.

            (a) Except as otherwise expressly contemplated by this Agreement or with the prior written consent of the Purchaser, prior to the Closing the Seller shall use its commercially reasonable efforts to, and shall cause the Companies to:

            (i) conduct the businesses of the Companies only in the ordinary course consistent with past practice;

            (ii) use its commercially reasonable efforts to (A) preserve its present business operations, organization (including, without limitation, management and the sales force) and goodwill of the Companies and (B) preserve its present relationship with Persons having business dealings with the Companies;

            (iii) maintain, consistent with past practices, (A) all of the assets and properties of the Companies in their current condition, ordinary wear and tear excepted and (B) insurance upon all of the properties and assets of the Companies in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

            (iv) (A) maintain the books, accounts and records of the Companies in the ordinary course of business consistent with past practices, (B) continue to collect accounts receivable and pay accounts payable utilizing normal procedures and without discounting or accelerating payment of such accounts receivable or deferring accounts payable, and (C) comply with all contractual and other obligations applicable to the operation of the Companies;

            (v) consult with Purchaser prior to engaging in any negotiations with Republic or its agents or advisors regarding the Republic Agreement;

            (vi) consult with Purchaser prior to engaging in any negotiations with organized labor regarding the Las Vegas union contract and allow Purchaser to participate in any such negotiations.

            (b) Except as set forth on Schedule 6.2(b) or otherwise expressly contemplated by this Agreement or with the prior written consent of the Purchaser, the Seller shall not, and shall cause the Companies not to:

            (i) declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Companies or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Companies;

            (ii) dispose, destroy or otherwise remove from the Companies any fixed asset, intangible asset or any other non-working capital asset with an individual value of $10,000 or $100,000 for all assets in the aggregate required for the operation of the business of the Companies;

            (iii) transfer, issue, sell or dispose of any shares of capital stock or other securities of the Companies or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Companies;

            (iv) effect any recapitalization, reclassification, stock split or like change in the capitalization of the Companies;

            (v) amend the certificate of incorporation or by-laws of the Companies;

            (vi) (A) materially increase the annual level of compensation of any employee of the Companies, (B) increase the annual level of compensation payable or to become payable by the Companies to any of their respective executive officers, (C) grant any bonus, benefit or other direct or indirect compensation to any employee, director or consultant, other than in the ordinary course consistent with past practice and in such amounts as are fully reserved against in the Final Closing Accounts, (D) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of the Companies or otherwise modify or amend or terminate any such plan or arrangement or (E) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which either of the Companies is a party or involving a director, officer or employee of such Company in his or her capacity as a director, officer or employee of the Companies;

            (vii) except for trade payables and for indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice, borrow monies for any reason or draw down on any line of credit or debt obligation, or become the guarantor, surety, endorser or otherwise liable for any debt, obligation or liability (contingent or otherwise) of any other Person;

            (viii) subject to any Lien (except for leases that do not materially impair the use of the property subject thereto in their respective businesses as presently conducted), any of the properties or assets (whether tangible or intangible) of the Companies;

            (ix) acquire any material properties or assets or sell, assign, transfer, convey, lease or otherwise dispose of any of the material properties or assets (except for fair consideration in the ordinary course of business consistent with past practice) of the Companies;

            (x) cancel or compromise any debt or claim or waive or release any material right of the Companies except in the ordinary course of business consistent with past practice;

            (xi) enter into any commitment for capital expenditures of the Companies in excess of $175,000 for any individual commitment and $350,000 for all commitments in the aggregate;

            (xii) except as set forth on Schedule 6.2(b)(xii), enter into, modify or terminate any labor or collective bargaining agreement of the Companies or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to the Companies;

            (xiii) introduce any material change with respect to the operation of the Companies, including any material change in the types, nature, composition or quality of its products or services, experience any material change in any contribution of its product lines to its revenues or net income, or, other than in the ordinary course of business, make any change in product specifications or prices or terms of distributions of such products;

            (xiv) permit the Companies to enter into any transaction or to make or enter into any Contract which by reason of its size or otherwise is not in the ordinary course of business consistent with past practice;

            (xv) permit the Companies to enter into or agree to enter into any merger or consolidation with any Person; engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities of any other Person;

            (xvi) except for transfers of cash pursuant to normal cash management practices, permit the Companies to make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any Contract with, the Seller or any Affiliate of the Seller;

            (xvii) extend the time for Republic to achieve Commercial Production or provide the Commencement Notice in connection with the Republic Agreement or otherwise amend, supplement or modify the Republic Agreement;

            (xviii) amend, supplement or modify the Laing Agreement;

            (xix) enter into any (a) gas forward contract or (b) any raw material supply contract that extends beyond thirty (30) days;

            (xx) agree to do anything prohibited by this Section 6.2 or anything which would make any of the representations and warranties of the Seller in this Agreement or the Seller Documents untrue or incorrect in any material respect as of any time through and including the Closing Date.

            6.3 Consents. The Seller shall use its reasonable commercial efforts, and the Purchaser shall cooperate with the Seller, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Section 4.6(b) hereof.

            6.4 Filings with Governmental Bodies.

            (a) As promptly as practicable after the execution of this Agreement, each party shall, at its own expense and in cooperation with the other, file or cause to be filed with the relevant Governmental Bodies any reports, notifications or other information that may be required under the Antitrust Acts and shall furnish or cause to be furnished to the other all such information in its possession as may be reasonably necessary for the completion of the reports, notifications or submissions to be filed by the other. Each party agrees to use its best efforts to comply and cause its Affiliates and Representatives to comply in a full and timely manner with any request from a Governmental Body for additional information. In this connection, each of the Purchaser and the Seller will supply the other with copies of all non-privileged correspondence, filings and communications (or memoranda setting forth the substance thereof) between the Purchaser, the Seller and their respective "ultimate parents", on the one hand, and any Governmental Body (or member of its staff) with respect to this Agreement and the transactions contemplated hereby.

            (b) Notwithstanding anything to the contrary contained herein, nothing in this Agreement will require the Purchasers or any of its Affiliates, whether pursuant to an order of any Governmental Body or otherwise, to dispose of any assets, lines of business or equity interests in order to obtain the consent of any Governmental Body to the transactions contemplated by this Agreement.

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

            6.5 Reasonable Commercial Efforts. Each of the Seller and the Purchaser shall use its reasonable commercial efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement, including finalizing the terms of a transitional services agreement in substantially the form of Exhibit C hereto (the "Transitional Services Agreement") and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

            6.6 No Solicitation.

            (a) The Seller will not, and will not cause or permit the Companies or any of their directors, officers, employees, representatives or agents (collectively, the "Representatives") to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets or capital stock or other equity interest in one or both of the Companies other than the transactions contemplated by this Agreement (an "Alternative Seller Transaction"), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Alternative Seller Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Companies in connection with an Alternative Seller Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Seller will forthwith cease, and cause the Companies, their Affiliates and all Representatives to cease, any of the foregoing. The Seller will inform the Purchaser in writing immediately following the receipt by the Seller, the Companies, their Affiliates or any Representative of any proposal or inquiry in respect of any Alternative Seller Transaction.

            (b) Prior to the Closing, the Purchaser will not, and will not cause or permit any of its Representatives to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets or capital stock or other equity interest in the Purchaser (other than the transactions contemplated by this Agreement) that would reasonably be expected to interfere with or delay satisfaction of the condition contained in Section 7.1(g) of this Agreement (an "Inconsistent Purchaser Transaction"), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Inconsistent Purchaser Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Purchaser in connection with an Inconsistent Purchaser Transaction, or (iv) otherwise cooperate in any way with, or assist of participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Purchaser will forthwith cease, and cause its Representatives to cease, any of the foregoing.

            6.7 Access to Records. Following the Closing, Purchaser shall, and shall cause its Affiliates and employees to, upon reasonable request, fully cooperate with Seller and afford to Seller and its respective counsel, accountants and other authorized Representatives reasonable access during normal business hours to all books, records, data, facilities, properties and personnel (and permit Seller and its counsel, accountants and other authorized Representatives to make copies of such books, records and other data), to the extent that such may be reasonably requested by the Seller to facilitate (i) the preparation by Seller of such Tax returns as it may be required to file with respect to the operations of the Companies or the ownership of and sale of the Shares or in connection with any audit, amended return, claim for refund or any proceeding with respect thereto, (ii) the investigation, litigation or final disposition of any claim which may have been or may be made against Seller or any of its Affiliates in connection with any of the Companies, (iii) the preparation by Seller of materials necessary for any audit, examination or proceeding and (iv) for any other reasonable business purpose. For a period of five years following the Closing, neither the Purchaser nor the Companies shall destroy or otherwise dispose of any books and records of the Companies that relate to periods prior to the Closing. After such five-year period, in the event either the Purchaser or either of either Companies desires to destroy or otherwise dispose of any such books and records, it shall give notice of such desire to the Seller, and, if the Seller so elects by notice to the Purchaser within 30 days after receiving Purchaser's or a Company's notice, the Seller may obtain such records and store them at the Seller's sole cost and expense.

            6.8 Publicity. The Purchaser and the Seller shall announce the transactions contemplated by this Agreement pursuant to mutually agreed upon announcements. Thereafter, prior to the Closing, neither the Seller nor the Purchaser nor any of their respective Affiliates shall issue any press release or make any public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party, which approval will not be unreasonably withheld or delayed; provided, however, that any party may make any public disclosure it believes in good faith, in the opinion of legal counsel, is required by applicable Law or by the applicable rules of any stock exchange on which the Purchaser's Parent or the Seller's Parent lists securities (in which case the party intending to make such release shall use commercially reasonable efforts to consult with the other party before making the disclosure and to allow the other party to review the text of the disclosure before it is made).

            6.9 Settlement of Intercompany Obligations. One day prior to the Closing Date, all loans, net borrowings and other advances between one of the Companies, on the one hand, and the Seller or any of its Affiliates, on the other hand, including those listed on Schedule 6.9 (the "Affiliate Loans"), including any accrued and unpaid interest thereon, shall be extinguished by being repaid or capitalized in full. On or prior to the Closing Date (i) all management or similar fees owing by the Companies to the Seller or its Affiliates shall be paid in full; and (ii) any Contracts providing for management or similar services between the Companies and the Seller or any of its Affiliates shall have been terminated without any liability on the part of the Companies.

            6.10 Change of Name; Use of Trade Names. Immediately after the Closing Date, the Purchaser will cause JHG to change its corporate name to such other corporate name as does not contain the words or phrases "James Hardie", "Hardie", "Hardi", any words or phrases similar thereto, or any other trademark, trade name, logo or service mark currently employed by Seller or any of its Affiliates or the Companies containing or using such names (collectively, the "Marks"). After the Closing Date, neither the Purchaser nor the Companies shall have any right, title or interest in or to, and neither Purchaser nor the Companies shall use, the Marks; provided, however, that Purchaser and the Companies shall have a period of time, not to exceed six (6) months after the Closing Date, to sell inventory, replace stationery and other documents and forms, and to replace or repaint signs, vehicles and other items, that on the Closing Date bear the Marks, during which period of time the Companies may use such Marks on inventory, documents, forms and other items that have not yet been replaced or repainted.

            6.11 Title Insurance. The Seller will cooperate with Purchaser in retaining such title insurance companies and surveyors as are acceptable to the Purchaser, acting reasonably, for purposes of conducting such searches, examinations and other work which may be necessary in order for such title insurance companies to write policies of title insurance (on an ALTA (Form B
1970) title insurance policy or its local equivalent) on the Companies' Property identified as requiring title insurance on Schedule 6.11, in each case insuring that such Companies' Property is owned by the Companies in question free and clear of any and all Liens other than Permitted Exceptions (individually, a "Title Policy" and collectively, "Title Policies"). Costs and fees associated with such searches, examinations, surveys and other work and the premiums associated with obtaining any such title insurance shall be borne equally (i.e., on a 50/50 basis) by the Seller and the Purchaser. The Seller will cooperate with the Purchaser in retaining such law firm or other counsel as is acceptable to Purchaser, acting reasonably, for the purpose of issuing such updates of any existing title opinions acceptable to Purchaser in connection with the Patented Mining Claims and Unpatented Mining Claims set forth on Schedule 6.11 (individually, a "Title Opinion" and collectively, the "Title Opinions"). Each Title Opinion shall provide, among other things, that each Company has and can deliver to Purchaser: (a) good, sufficient and marketable title to the Unpatented Mining Claims, free and clear of all Liens of any nature whatsoever except Liens set forth on Schedule 6.11 and (b) good, marketable, valid and enforceable title to the Patented Mining Claims, free and clear of all Liens of any nature whatsoever except Liens set forth on Schedule 6.11. With respect to Unpatented Mining Claims, each Title Opinion shall further include the opinion that the representations and warranties set forth in Sections 4.12(n)(iii) and 4.12(n)(v) are true and correct. All costs and fees, including reasonable attorneys' fees, associated with such Title Opinion or Title Opinions, shall be borne equally (i.e., on a 50/50 basis) by the Seller and the Purchaser.

            6.12 Insurance.

            (a) Generally. The Seller will take all necessary action to enable the Companies to assert timely claims under all policies of insurance held by or on behalf of the Seller (with respect to the business of the Companies) or the Companies for losses that could have been asserted if the sale and transfer contemplated by this Agreement had not taken place. The Seller shall not take any action which would deprive the Companies of any insurance coverage in respect of any period on or prior to the Closing Date under policies of insurance held by or on behalf of the Seller (with respect to the business of the Companies), or the Companies.

            (b) Public and Products Liability Insurance. Prior to the Closing, the Seller will purchase "tail" insurance policies in respect of public and products liability with one or more insurers, and on terms and conditions, to which the Purchaser has given its prior written consent. The Seller will pay 50% of the cost of such "tail" policies; provided, however, that Seller's aggregate payments hereunder shall not exceed $100,000.

            6.13 Replacement of Seller on Guarantees. As soon as practicable after the Closing; the Purchaser shall, or shall cause an Affiliate of the Purchaser to, replace Seller, its ultimate parent or any Affiliate of Seller (other than the Companies) as guarantor on all of the Companies' letters of credit, performance bonds, reclamation bonds and performance sureties set forth on Schedule 6.13 such that neither Seller, its ultimate parent nor any Affiliate of Seller shall have any obligation after the Closing Date with respect to any such letters of credit, performance bonds, reclamation bonds and performance sureties.

            6.14 Employee Matters.

            (a) Employment of Employees. Without the prior written consent of the Purchaser, none of the employees of the Seller or any of its Affiliates (other than the Companies) shall be transferred to employment with the Companies, and none of the employees of the Companies shall have their duties or responsibilities increased with respect to the business or activities of, or transferred to employment with, the Seller or any of its Affiliates (other than the Companies). The Seller shall or shall cause an Affiliate (other than the Companies) to employ prior to the close of business on the Closing Date each non-union employee of any Company who was absent from active employment on the Closing Date due to an approved leave of absence, sickness, short-term disability or long-term disability (an "Inactive Employee"), and such Inactive Employees shall be deemed to have transferred their employment from the Companies to the Seller or any such Affiliate prior to the close of business on the Closing Date. The Purchaser acknowledges that by purchasing the Shares, it shall, through the Companies, employ all of the employees of the Companies (other than Inactive Employees) at the close of business on the Closing Date (the "Employees"). Each Company shall offer employment to any Inactive Employee who had been employed by such Company in accordance with the Purchaser's standard hiring procedures, subject to the following conditions: (i) if such Inactive Employee is on medical or disability leave, such individual is released by his or her physician to return to active employment and (ii) such individual actually reports for work with such Company immediately upon such medical release or the expiration of an approved leave; provided, however, that the Company shall not be required to offer employment to any Inactive Employee who does not apply for such employment within six (6) months after the Closing Date or, if later, prior to the expiration of any right to employment required by applicable Law.

            (b) Employee Benefit Plans Other Than Company Plans. Effective as of the close of business on the Closing Date, Seller shall take such action as may be necessary to cause either of the Companies to cease to be an adopting employer of any Employee Benefit Plans (other than Company Plans) and the Companies shall not have any obligation or liability (contingent or otherwise) with respect to such plans. Seller shall indemnify and hold harmless each of the Companies and the Purchaser for any and all liabilities (i) arising on or before the Closing Date under Title IV of ERISA or the Code by reason of the Companies being under common control or treated as a single employer with the Seller or any of its

Affiliates (other than the Companies), (ii) with respect to employment or termination of employment on or before the close of business on Closing Date of any employee of any Company or (iii) under any of the Employee Benefit Plans (other than the Company Plans), except in each case to the extent accrued on the Balance Sheet or as set forth in Sections 6.14 (g) or (h) below. Purchaser may, but is not obligated to, offer employment in its sole discretion to any of the Shared Service Employees who renders services primarily with respect to the Companies.

            (c) Defined Contribution Plan. At Purchaser's election, Seller shall either (i) transfer the account balances (including loans to Employees) of Employees under any of the Employee Benefit Plans which is a defined contribution retirement plan to a retirement plan qualifying under Section 401 of the Code and designated by the Purchaser (the "Purchaser's DC Plan") or (ii) permit Employees to make a "direct rollover" of such account balances to the Purchaser's DC Plan. Seller and Purchaser shall reasonably cooperate in good faith to effect such transfers or distributions as soon as practicable after the Closing Date. Seller shall take such action as may be necessary to cause the account balances of all Employees to be fully vested as of the Closing Date.

            (d) Past Service Credit. The Purchaser's employee benefit plans shall, solely for purposes of vesting and eligibility (and not benefit accrual), recognize all service of the Employees that was recognized under the corresponding Employee Benefit Plan. The Purchaser agrees that for purposes of the Purchaser's employee health plans applicable to the Employees, the Purchaser will waive any exclusions and conditions based on pre-existing conditions of the Employees to the same extent that they were not otherwise excluded under the Employee Benefit Plans. The Purchaser's health plans shall, with respect to each Employee, credit its deductible, co-payment and out-of-pocket limits for eligible out-of- pocket expenditures (as provided by the Seller's third-party administrator) during the calendar year preceding the Closing Date applicable to such Employee.

            (e) Former Employees. Seller shall be solely responsible for providing (i) severance pay or benefits or similar termination benefits for individuals who terminated their employment with any Company on or prior to the close of business on the Closing Date, (ii) COBRA health care continuation coverage to such individuals and "qualified beneficiaries" who experienced a "qualifying event" (as those terms are defined in Section 4980B of the Code) on or prior to the close of business on the Closing Date and (iii) any conversion rights with respect to any Employee covered by the Seller's Employee Benefit Plans who terminated employment on or prior to the close of business on the Closing Date.

            (f) Incentive and Deferred Compensation Plans. Seller acknowledges and agrees it shall be solely responsible for any payments that are due under the Seller's Key Management Equity Incentive Plan (shadow stock plan), the James Hardie Industries, N.V. 2001 Equity Plan (stock option plan), the James Hardie Group Economic Profit Incentive Plan, the James Hardie Group Individual Performance Incentive Plan and the James Hardie (Holdings), Inc. Deferred Compensation Plan pursuant to the terms of such plans.

            (g) Retention Bonuses and Success Fees. Seller shall be solely responsible for the payment of any retention bonuses pursuant to any Confidential Key Employee Retention Agreement (the "Retention Agreement") described on Schedule 6.14(g), and Seller hereby confirms that each such agreement expires in its entirety on March 31, 2002. Seller shall be solely responsible for paying or otherwise satisfying any success fees provided for in the employment contracts listed on
Schedule 6.14 (h). Nothing in this Section 6.14 shall be construed as extending the term of any Retention Agreement, and Seller shall not take any action on or prior to Closing to extend the term of any Retention Agreement without Purchaser's prior written consent.

            (h) Redundancy Payments. If the Purchaser offers employment to the individual identified in Part A of Schedule 6.14(h) on substantially the same financial terms as he enjoys as of the date hereof (albeit, at the Purchaser's option, for a different position than he occupies as of the date hereof) and the individual accepts such offer of employment, the Purchaser shall be obligated to pay such severance benefits in accordance with the terms of the applicable agreement described on Part A Schedule 6.14(h). If the individual does not accept such offer of employment, the Seller shall pay such severance benefits. The Purchaser shall be solely responsible to make any redundancy payments that become payable pursuant to the agreements identified in Part B of Schedule 6.14(h).

            (i) Transition Period. For a period of not more than ninety (90) days following the Closing, at the request of the Purchaser, Seller shall provide (i) administrative services, including but not limited to, payroll, accounts receivable, system support ("Shared Services") and/or health and welfare benefits as provided in the Employee Benefit Plans set forth in Schedule 6.14(i), provided, however, any and all actual costs, insurance premiums, employer contributions and liabilities for claims incurred as a result of providing such payroll and other administrative services and/or such health and welfare benefits on behalf of the Purchaser's employees for claims incurred following the Closing shall be borne by the Purchaser. Purchaser and Seller shall cooperate with each other in implementing the requirements of this section, including but not limited to, the execution and delivery of a transitional services agreement, if appropriate, simultaneous with the Closing.

            6.15 Las Vegas Property. A portion of the Owned Properties that is currently used for mining and manufacturing operations located in Las Vegas, Nevada, as more particularly described on Schedule 6.15 attached hereto (the "Property") is the subject of the Laing Agreement. The Laing Agreement provides that the Company will sell a portion of the Property (the "Mine Property" and the "Non-Essential Plant Property" as such premises are described on Schedule
6.15 attached hereto) to Laing and Laing will hold a right of first refusal on the Essential Plant Property (as defined below). The sale of the Mine Property and Non-Essential Plant Property is scheduled to close no later than July 10, 2003. The Mine Property, the Non-Essential Plant Property and the Essential Plant Property collectively comprise the Property, except that, as disclosed in
Section 4.12 hereof, the Subject Portion is not presently a portion of the Owned Properties.

            (a) Reference is made to the parcel comprised of approximately 79.35 acres and identified as Area 13 ("Area 13") on the aerial photograph attached hereto as Schedule 6.15(a); and to the north approximately one-half of Area 13 comprised of approximately 39.675 acres ("North Area 13 Parcel"). Seller shall use its best efforts to subdivide the North Area 13 Parcel from the remainder of Area 13 by means of either recording appropriate parcel map(s) or boundary line adjustments and performing, or causing to be performed, any other appropriate actions to subdivide Area 13 and cause the North Area 13 Parcel to be subject to real property taxation separate and apart from real property taxation for any other property (the "Subdivision") and shall consummate such Subdivision on or before the date that is six (6) months after the Closing Date. The "Essential Plant Property" shall mean the land preliminarily described on Schedule 6.15(a) attached hereto containing approximately 194.965 acres including the North Area 13 Parcel) plus the Subject Portion; provided, however, that the definition of the Essential Plant Property shall be revised within 120 days after Closing to ensure that it:
(w) includes all real property interests and rights, including all Water Rights appurtenant to the Property and the right to erect, construct, use, maintain and remove the existing water pumping facility and pipelines, sewers, drainage, electric, gas and other utility facilities, easements, access rights, and other appurtenances necessary or desirable (in Purchaser's sole opinion) for Purchaser to operate the plant currently existing on the Essential Plant Property or to reasonably expand such plant; (x) shall be a contiguous parcel (except for Area 6 as shown on Schedule 6.15(a) attached hereto) and there shall be direct access from a public road to all parts of the Essential Plant Property without crossing third party properties (other than public roads) or third party easements; (y) shall be increased to the extent necessary to include all land within a minimum of 25 meters of all existing plant buildings and operating areas, including, without limitation, areas used for site access, truck and equipment parking, plant roads, gypsum storage, waste storage, production and warehousing areas, and workshops; and (z) is, in all cases, subject to the final approval of Purchaser, which shall not be unreasonably withheld. Any additional property contained in area SL-6 on Exhibit "F" to the Laing Agreement contiguous with and, in the reasonable opinion of Purchaser, useful in connection with, the Essential Plant Property that is obtained pursuant to the BLM Exchange shall be added to the Essential Plant Property (but not in excess of the approximately
216.86 acres contained in SL-6). Purchaser agrees to identify such additional property to Seller within one hundred twenty (120) days after the Closing. JHG shall receive the Subject Portion (not in excess of 20 acres) at no additional charge, but any property that Purchaser identifies to be added to the Essential Plant Property beyond the 194.965 acres identified on Schedule 6.15(a) and the Subject Portion (not in excess of 20 acres) shall be delivered to JHG simultaneously with the payment from JHG or Purchaser to Seller of an amount equal to $17,765.00 per acre (or portion thereof). No portion of the Property currently identified as Essential Plant Property will be conveyed to BLM (as defined in the Laing Agreement) in connection with the BLM Exchange (as defined in the Laing Agreement). The definitions of "Mine Property" and "Non-Essential Plant Property" shall be adjusted at Closing to conform to any change in the definition of "Essential Plant Property."

            (i) Prior to the Closing Date, Seller shall cause JHG to transfer the Mine Property and the Non-Essential Plant Property and Area 13 to Seller (but specifically excluding all Water Rights appurtenant to the Property, a perpetual easement with respect to certain water pipes and other utilities located on the Non-Essential Plant Property, which will be retained in favor of JHG, and all buildings, fixtures, personal property and other improvements located on the Property, including, without limitation, the mining equipment, existing water pumping facility and pipelines, and rock conveyor), free and clear of all Liens of any nature whatsoever, except Liens set forth on Schedule 4.12(a) attached hereto and Permitted Exceptions. At Closing, or if later, upon completion of the Subdivision, Seller shall grant and convey the North Area 13 Parcel to JHG pursuant to a Grant, Bargain and Sale Deed in the form attached as Schedule 6.15(a)(i), free and clear of all Liens of any nature whatsoever, except the Plant Lease (defined herein), the ROFR, Liens set forth on Schedule 4.12(a) attached hereto and Permitted Exceptions (the "Transfer").

            (ii) If the Subdivision does not occur prior to the Closing Date, at Closing, Seller and JHG shall enter into a lease agreement (the "Plant Lease") for the North Area 13 Parcel for a term of ninety-nine (99) years in the form attached hereto as Schedule 6.15(a)(ii).

            (iii) Seller shall use commercially reasonable efforts to cause the Subject Portion to be conveyed by the BLM as a separate parcel in connection with the BLM Exchange. If the BLM conveys the Subject Portion as a separate parcel, then Seller shall cause the Subject Portion to be conveyed immediately to JHG. If for any reason, the BLM does not convey the Subject Portion as a separate parcel, then Seller, at Seller's sole cost and expense, will promptly cause a Subdivision of the Subject Portion from the remainder of the BLM Exchange Property and upon such Subdivision shall convey the Subject Portion to JHG pursuant to a Grant, Bargain and Sale Deed in the form attached as Schedule 6.15(a)(i), free and clear of all monetary Liens and Liens caused or consented to by Seller. From and after the consummation of the BLM Exchange and pending such Subdivision and conveyance to JHG, Seller shall lease the Subject Portion to JHG pursuant to a lease agreement substantially in the same form as the Plant Lease.

            (iv) If for any reason the Transfer does not occur on or before the date that is six (6) months after the Closing Date, then Purchaser shall have the option to seek any remedy available at law or in equity, including but not limited to, specific performance of Seller's obligations under this Section 6.15 in respect of the Subdivision and Transfer, and the right to make such filings and seek such permits, consents, certificates, approvals and other actions (in the name of Purchaser or in the name of Seller) as may be, in the opinion of Purchaser, necessary or desirable to accomplish the Subdivision, and upon the request of Purchaser, Seller will execute all documents requested in connection with the foregoing. Seller shall be responsible for all of Purchaser's costs and expenses, including but not limited to, reasonable attorneys' fees, incurred in connection with the foregoing. Such remedies shall be cumulative and not exclusive and shall be in addition to any other remedies which Purchaser may have under this Agreement or otherwise.

            (v) Seller shall own the Mine Property and the Non-Essential Plant Property (subject to the terms of this Agreement) and Seller shall be entitled to retain all proceeds from any sale of the Mine Property and the Non-Essential Plant Property; provided, however, that the North Area 13 Parcel shall not be deemed to constitute a portion of the Mine Property or the Non-Essential Plant Property for purposes of the preceding provisions of this sentence; provided, further, that at Closing, Seller and JHG shall enter into the Agreement Respecting Continued Mining and Reclamation in the form of Schedule 6.15(a)(iv) (the "Mining Agreement"). The Mining Agreement shall lease to JHG the Mine Property (except for those portions of the Mine Property excepted under the terms of the Mining Agreement) together with all related real property interests, easements, and rights necessary or desirable (in Purchaser's sole opinion) for Purchaser to conduct mining operations on and in the Mine Property in a manner consistent with past practice. If the term of the Mining Agreement ends prior to 18 months after the Closing Date, then Seller shall pay to JHG a sum calculated at a rate equal to $160,000 for each thirty (30) day period during the Shortfall Period (as hereinafter defined), prorated for any partial month (the "Mine Lease Early Termination Penalty"); provided, however that the Mine Lease Early Termination Penalty shall not exceed $2.88 million. The "Shortfall Period" shall mean 548 days less the actual number of days constituting the term of the Mining Agreement, but in any event, the Shortfall Period shall not be less than zero.

            (b) After the Closing, JHG (or Purchaser) shall be entitled to retain all proceeds from any sale or lease of the Essential Plant Property including all proceeds from any sale or lease of the Subject Portion. If the Laing Agreement does not close and Seller enters into a sales agreement for the Mine Property and Non-Essential Plant Property with another purchaser (the "Subsequent Purchaser"), then, if requested by Seller, Purchaser shall cause JHG to enter into: (i) an agreement with the Subsequent Purchaser in the same form, and containing the same terms and conditions, as the ROFR; and (ii) an agreement with the Subsequent Purchaser to perform such obligations as required of the Seller under Section 6.5 of the Laing Agreement, subject in any event to the same terms and conditions set forth in Section 6.5 of the Laing Agreement; provided, however, that the North Area 13 Parcel shall not be deemed to constitute a portion of the Mine Property or the Non-Essential Plant Property for purposes of the preceding provisions of this sentence and the rights of any Subsequent Purchaser to the BLM Exchange Property shall be subject to the rights of JHG to the Subject Portion and the Subsequent Purchaser shall confirm so in writing reasonably satisfactory to JHG and Purchaser if the Subject Portion has not already been conveyed to JHG or Purchaser.

            (c) Seller covenants and agrees that, except as otherwise provided in or contemplated by this Agreement or where Seller's activities described in subparagraphs (i), (iii), (iv) and (v) below would not have, or would not reasonably be expected to have, an adverse impact on the Essential Plant Property and provided that Purchaser shall receive reasonable prior written notice from Seller of any such proposed action taken by Seller (regardless of Seller's determination of the impact of such action), Seller shall not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed:

            (i) (A) supplement, modify or amend the Laing Agreement or (B) apply for or acquiesce in any change in zoning of or master plan for any portion of the Property except as shown on the Laing Specific Plan to the extent consistent with Section 6.15(a) hereof;

            (ii) determine, modify or amend the definition of Essential Plant Property pursuant to the Laing Agreement, and Seller agrees that the definition of Essential Plant Property under the Laing Agreement shall be determined in accordance with Section 6.15(a) hereof;

            (iii) agree to any plan for proceeding to obtain approval from the Clark County Commission for the transactions contemplated by the Laing Agreement;

            (iv) agree to any BLM Exchange or any Ancillary Document that has or could reasonably be expected to have, an adverse impact on the Essential Plant Property (as such terms are defined in the Laing Agreement);

            (v) agree to any plan for reclamation of the Property; or

            (vi) provide or sell to Laing or any other purchaser of all or a portion of the Mine Property or Non-Essential Plant Property (including the Bureau of Land Management) water or water rights in an aggregate amount, or for a period of time, in excess of the quantity and time period provided under
Section 6.5 of the Laing Agreement, or in any event, in an amount which would limit JHG's rights or ability to obtain sufficient water for, or which would otherwise interfere with the mining operations or gypsum wallboard or related operations at the Property.

            (d) Seller covenants and agrees to provide to Purchaser any and all notices, communications, agreements, and other documents and information delivered or received by Seller in connection with the Laing Agreement, including but not limited to any documents referenced in Sections 6.1, 6.2, and
6.7 of the Laing Agreement, the BLM Letter and the BLM Exchange. Seller further covenants and agrees to provide to Purchaser, upon the execution of the Mining Agreement, all drill core, geological, geophysical, and engineering data and maps, logs of drill holes, results of assaying and sampling, and similar data concerning the Mine Property (or copies thereof) which are in the possession or control of Seller or its Affiliates.

            (e) Seller represents and warrants that, except as otherwise provided in or contemplated by this Agreement:

            (i) each of the representations and warranties set forth in Section
4.12 relating to the Property shall be true and correct as if restated on and as of the effective date of each of the transactions contemplated by this Section
6.15 and the Laing Agreement, including but not limited to, the Subdivision, Transfer, BLM Exchange (as defined in the Laing Agreement), Plant Lease, and Mining Agreement;

            (ii) Seller has not entered into any agreement, Contract, negotiation, or other transaction which will, or is reasonably likely to, require or cause Purchaser to cease, diminish, relocate, or otherwise restrict Purchaser's operation of the plant located on the Essential Plant Property;

            (iii) other than the Laing Agreement (including Exhibits A through F referenced therein) and the ROFR, there are no other arrangements, agreements or understandings between Laing and JHG with respect to the Property or any other matters and there are no Ancillary Documents (as defined in the Laing Agreement); and

            (iv) Seller has delivered to Purchaser a true and complete copy of the Laing Agreement, including all schedules and exhibits thereto, and the Laing Agreement is in full force and effect and has not been modified or amended.

            (f) Notwithstanding any provision in the Mining Agreement, Seller shall be responsible for, and shall indemnify and hold Purchaser and the Companies harmless against, all requirements under Nev. Rev. Stat. Ann. 512 (Mine Safety), Nev. Rev. Stat. Ann. 519A (Reclamation), Nev. Rev. Stat. Ann.
455.010 et seq. (Abatement of Dangerous Conditions), the Federal Mine Safety and Health Act, 30 U.S.C. Sections 801 et seq., and any related or similar applicable federal, state, or local laws, and any regulations or standards promulgated pursuant thereto ("Reclamation Obligations") in connection with the Mine Property; except, however, that Purchaser shall comply with applicable Reclamation Obligations with respect to Purchaser's active mining operations during the term of the Mining Agreement and that Purchaser shall be responsible for any applicable reclamation required by applicable Reclamation Obligations to be performed on an ongoing basis during such active mining operations, but only to the extent required to reclaim Purchaser's own active mining operations. Seller shall remain at all times responsible for all requirements under applicable Reclamation Obligations for temporary or permanent reclamation of inactive, former or abandoned mining areas, including, but not limited to, all requirements for insurance, surety bonds or other forms of financial assurance other than that required for the active mining operations and in place as of the Closing. During the term of the Mining Agreement and the Mining Tail Period (as defined in the Mining Agreement), Purchaser shall cooperate with Seller's reclamation activities and Seller shall conduct all reclamation activities in a manner that does not disrupt or interfere with Purchaser's active mining operations.

            (g) Seller covenants and agrees to pursue diligently and in good faith, at Seller's sole cost and expense, the BLM Exchange and Seller shall not modify the BLM Exchange in any manner which results in the Subject Portion not being conveyed to Seller without the prior written consent of JHG and Purchaser. Purchaser and Seller will cooperate to cause the rights contained in the BLM Letter with respect to the Subject Portion to remain in effect until consummation of the BLM Exchange.

            (h) Purchaser has identified to Seller in writing certain objections to the form of the Laing Specific Plan proposed by Laing under the Laing Agreement (the "Specific Plan Objections"). Seller agrees to adopt the Specific Plan Objections as Seller's objections to the Laing Specific Plan and to proffer them timely as Seller's response to the proposed Laing Specific Plan under the Laing Agreement. Seller covenants not to waive the Specific Plan Objections and agrees not to acquiesce or consent to a Laing Specific Plan which does not satisfy the Specific Objections without Purchaser's prior written consent (which shall not be unreasonably witheld or delayed).

            6.16 Patent Lawsuits. In the event that a complaint is filed and legal action is commenced by the party set forth in item (i) of Schedule 4.14 against JHG alleging infringement of the U.S. Patent identified in item (i) of
Schedule 4.14, Seller will contribute up to $250,000 towards payment of reasonable legal fees and costs actually incurred by JHG in connection with its defense in such legal action; provided, however, that Seller disclaims any express or implied representations or warranties relating to such patent.

            6.17 Trademark Licenses/Assignments. As soon as possible after the Closing Date, the Seller shall use its best efforts to cause James Hardie Research Pty. Ltd., at the Seller's discretion, to assign to and/or enter into a perpetual, royalty-free (exclusive for the gypsum business in North America) license with either of the Companies for such trademarks and tradenames as listed on Schedule 4.14 that do not contain the name "Hardie" (or any derivative thereof) as Purchaser may request, pursuant to such documentation as is mutually agreed between Seller and Purchaser.

                                  ARTICLE VII
                             CONDITIONS TO CLOSING

            7.1 Conditions Precedent to Obligations of Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part to the extent permitted by applicable Law):

            (a) All representations and warranties of the Seller contained in
Section 4 shall be true and correct when made and at and as of the Closing Date with the same force and effect as though those representations and warranties had been made again at and as of that date, except (i) that any such representations and warranties that are given as of a specified date and relate solely to a specified date shall be true and correct only as of such date and
(ii) to the extent any breach thereof, individually or when aggregated with all such breaches, has not had and is not reasonably likely to have a Material Adverse Effect. For purposes of this Section 7.2(a), the truth or correctness of any representation or warranty of the Seller set forth in Section 4 shall be determined without regard to any materiality, "Material Adverse Effect" or "Knowledge" qualification set forth in such representation or warranty;

            (b) The Seller shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

            (c) The Purchaser shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Purchaser) executed by an executive officer of the Seller certifying as to the fulfillment of the conditions specified in Sections 7.1 (a) and 7.1(b) hereof;

            (d) Certificates representing 100% of the Shares shall have been validly delivered and transferred to the Purchaser, free and clear of any and all Liens, and the transfer of such Shares shall have been duly and validly recorded on the books of the Companies;

            (e) All approvals, consents and waivers set forth on or included in
Schedule 7.1(e) shall have been obtained.

            (f) Since the date of this Agreement, there shall not have been or occurred any Material Adverse Change;

            (g) The waiting periods specified under the Antitrust Acts with respect to the transactions contemplated by this Agreement shall have lapsed or been terminated;

            (h) No Legal Proceedings shall have been instituted or threatened by a Governmental Body, and no Legal Proceedings that are reasonably likely to succeed on the merits shall have been instituted by a Person other than a Governmental Body, against the Companies or the Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

            (i) The Seller shall have provided the Purchaser with an affidavit of non-foreign status that complies with Section 1445 of the Code (a "FIRPTA Affidavit");

            (j) The Purchaser shall have received the written resignations of each director of the Companies;

            (k) All Affiliate Loans shall have been repaid to the Companies;

            (l) Purchaser shall have obtained the issuance, reissuance or transfer of all Permits required under all Laws, including all Environmental Laws, for the Purchaser to conduct the operations of the Companies as of the Closing Date in all material respects;

            (m) Seller and Purchaser shall have entered into the Transitional Services Agreement, the Mining Agreement and the Plant Lease substantially in the forms of the exhibits attached hereto;

            (n) The Purchaser shall have received the Title Policies and Title Opinions as set forth in Section 6.11 herein; and

            (o) Seller shall have made all conveyances and delivered all deeds, leases, and other documents required under Sections 6.15 and 4.12 herein.

            7.2 Conditions Precedent to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Seller in whole or in part to the extent permitted by applicable Law):

            (a) All representations and warranties of the Purchaser contained in
Section 5 shall be true and correct when made and at and as of the Closing Date with the same force and effect as though those representations and warranties had been made again at and as of that date, except (i) that any such representations and warranties that are given as of a specified date and relate solely to a specified date shall be true and correct only as of such date and
(ii) to the extent any breach thereof, individually or when aggregated with all such breaches, has not had and is not reasonably likely to have a Material Adverse Effect. For purposes of this Section 7.2(a), the truth or correctness of any representation or warranty of the Purchaser set forth in Section 5 shall be determined without regard to any materiality, "Material Adverse Effect" or "Knowledge" qualification set forth in such representation or warranty;

            (b) The Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

            (c) The Seller shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Seller) executed by an executive officer of the Purchaser certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b);

            (d) The waiting periods specified under the Antitrust Acts with respect to the transactions contemplated by this Agreement shall have lapsed or been terminated;

            (e) No Legal Proceedings shall have been instituted or threatened by a Governmental Body, and no Legal Proceedings that are reasonably likely to succeed on the merits shall have been instituted by a Person other than a Governmental Body, against the Seller seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

                                  ARTICLE VIII

                            DOCUMENTS TO BE DELIVERED

            8.1 Documents to be Delivered by the Seller. At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following:

            (a) stock certificates representing 100% of the Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached;

            (b) the certificates referred to in Section 7.1(c) hereof;

            (c) copies of all approvals, consents and waivers referred to in
Section 7.1(e) hereof;

            (d) written evidence of the repayment to the Companies of all Affiliate Loans;

            (e) written resignations of each of the directors of the Companies;

            (f) a duly executed FIRPTA Affidavit for the Seller;

            (g) certificates of good standing with respect to each Company issued by the Secretary of State of the State of Nevada and of each state in which each Company is qualified to do business as a foreign corporation; and

            (h) such other documents as the Purchaser shall reasonably request.

            8.2 Documents to be Delivered by the Purchaser. At the Closing, the Purchaser shall deliver to the Seller the following:

            (a) evidence of the wire transfer referred to in Section 2.2(a) hereof;

            (b) the certificates referred to in Section 7.2(c) hereof;

            (c) such other documents as the Seller shall reasonably request.

                                   ARTICLE IX

                          INDEMNIFICATION; TAX MATTERS

            9.1 Non-Tax Indemnification.

            (a) Subject to Section 9.2 hereof, the Seller hereby agrees to defend, indemnify and hold the Purchaser, the Companies, and their respective directors, officers, employees, stockholders, Affiliates, agents, successors and assigns (collectively, the "Purchaser Indemnified Parties") harmless from and against:

            (i) any and all Losses based upon, attributable to or resulting from the breach of any representation or warranty of the Seller set forth in Section 4 hereof (other than, for purposes of this Section 9.1(a)(i), the representations and warranties contained in Section 4.20(g) hereof), or any representation or warranty contained in any certificate, document or instrument delivered by or on behalf of the Seller pursuant to this Agreement or the other Seller Documents;

            (ii) any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Seller or its Affiliates (other than the Companies) under this Agreement or the other Seller Documents;

            (iii) any and all Losses based upon, attributable to or resulting from the Mine Property and the Non-Essential Plant Property other than any such Losses resulting directly from the mining operations of the Purchaser or its Affiliates during the term of the Mining Agreement and the Mining Tail Period (as defined in the Mining Agreement) (provided that the Purchaser's Reclamation Obligations shall be limited as set forth in Section 6.15(f));

            (iv) any and all Losses based upon, attributable to or resulting (x) from the breach of the representations and warranties contained in Section 4.20(g) or (y) otherwise from allegations of injury to a person or property damage as a result of the manufacture, sale, distribution, or use of any product, component, or raw material containing asbestos by the Companies or any of their predecessors or Affiliates including, but not limited to, Losses in connection with those cases listed in Schedule 4.20(g);

            (v) any and all Losses based upon, attributable to or resulting from environmental conditions at the Duwamish River, Washington;

            (vi) any and all Losses based upon, attributable to or resulting from the action entitled Charles Green vs. DeQueen and Eastern Railroad Company et al. (and any other actions based upon, attributable to or resulting from the same circumstances); and

            (vii) any and all Losses based upon, attributable to or resulting from JHG's loss of the right of possession and use of the Subject Portion.

            (b) Subject to Section 9.2, Purchaser hereby agrees to defend, indemnify and hold the Seller and its Affiliates, agents, successors and assigns (collectively, the "Seller Indemnified Parties") harmless from and against:

            (i) any and all Losses based upon, attributable to or resulting from the breach of any representation or warranty of the Purchaser set forth in
Section 5 hereof, or any representation or warranty contained in any certificate delivered by or on behalf of the Purchaser pursuant to this Agreement or the other Purchaser Documents;

            (ii) any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Purchaser or its Affiliates under this Agreement or the other Purchaser Documents;

            (iii) any suit or claim of violation brought against Seller under WARN for any action taken or failed to be taken by the Purchaser or its Affiliates; and

            (iv) any and all Losses based upon, attributable to or resulting from the operation of the Companies by the Purchaser or its Affiliates after the Closing to the extent the Purchaser is not indemnified for such Losses by the Seller pursuant to this Agreement or the other Seller Documents.

            9.2 Survival of, and Limitations on Indemnification for Breaches of, Representations and Warranties; Other Indemnification Matters.

            (a) The parties hereby agree that the representations and warranties contained in this Agreement or in any certificate, document or instrument delivered in connection with this Agreement or, as the case may be, in connection with the other Seller Documents or the other Purchaser Documents, shall survive the execution and delivery of this Agreement, and the Closing hereunder, regardless of any investigation made by the parties and shall not be considered waived by a party's consummation of the transactions contemplated by this Agreement with knowledge of any breach or misrepresentation by the other party. All such representations and warranties, and all claims or actions with respect thereto, shall terminate upon expiration of two (2) years after the Closing Date, except that (i) the representations and warranties contained in
Section 4.7 shall have no expiration date, the representations and warranties contained in Section 4.11 shall survive for the period of the applicable statute of limitations and the representations and warranties contained in Section 4.20(g) shall survive until the expiration of thirty (30) years after the Closing Date. It is understood that in the event notice of any claim for indemnification under Section 9.1(a) or 9.1(b) shall have been given within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved. For the avoidance of doubt, no party will be entitled to indemnification hereunder with respect to a breach of representation or warranty unless the party seeking indemnification shall have delivered written notice to the indemnifying party of its claim based upon a breach of any such representation or warranty prior to the expiration of the survival date applicable to such representation or warranty.

            (b) An indemnifying party shall not have any liability under Section 9.1(a)(i) (except to the extent it relates to a breach of representation or warranty contained in Sections 4.7 or 4.11) or Section 9.1(b)(i) hereof unless the aggregate amount of Losses to the indemnified parties finally determined to arise thereunder exceeds an amount (the "Basket") equal to $5 million (the "General Basket") and, in such event, the indemnifying party shall be required to pay the entire amount of such Losses in excess of the General Basket up to an aggregate amount (the "Cap") equal to $100 million (the "General Cap"); provided, however, that (i) there shall be no Cap with respect to a breach of any representation or warranty by Seller made in Section 4.11, (ii) the Cap shall equal the Purchase Price in the case of a breach of representation or warranty contained in Section 4.7, and (iii) the Cap shall equal $250 million in the case of a breach of a representation or warranty contained in Section 4.20(g); and further provided that, for purposes of determining a breach of any representation or warranty, (i) all "materiality" and "Material Adverse Effect" qualifications shall be disregarded, (ii) all "Knowledge" qualifications set forth in Section 4.20 shall be disregarded and (iii) except in the case of a breach of representation or warranty contained in Sections 4.7, 4.11 or 4.20(g), any individual breach, or series of related breaches, shall be disregarded unless the Losses therefrom equal or exceed $75,000 (the "De Minimus"). Notwithstanding anything to the contrary contained in the preceding sentence, Seller shall not have any liability under Section 9.1(a)(i) to the extent it relates to a breach of representation or warranty contained in Section 4.20(a),
(b), (c), (d), (e) or (f) where neither of the Companies nor their Affiliates caused or had Knowledge of the condition or circumstances giving rise to the Loss, unless the aggregate amount of Losses to the indemnified parties finally determined to arise therefrom exceeds a separate $10 million Basket (the "First Separate Basket").

            (c) Seller's indemnification obligations under Sections 9.1(a)(ii) and (vi) and Purchaser's indemnification obligations under Sections 9.1(b)(ii),
(iii) and (iv) shall not be subject to a De Minimus, Basket or Cap and shall survive indefinitely. Seller's indemnification obligations under Section 9.1(a)(iii) shall not be subject to a De Minimus or Basket, shall be subject to a Cap of $50 million and shall survive with respect to any claims for which notice is given prior to the expiration of ten (10) years after the Closing Date. Seller's indemnification obligations under Section 9.1(a)(iv) shall not be subject to a De Minimus, shall (except for the existing asbestos cases set forth on Schedule 4.20(g), which shall not be subject to any Basket) be subject to a separate $5 million Basket (the "Second Separate Basket"), shall be subject to a Cap of $250 million and shall survive with respect to any claims for which notice is given prior to the expiration of thirty (30) years after the Closing Date. Seller's indemnification obligations under Section 9.1(a)(v) shall not be subject to a De Minimus, shall be subject to the General Basket, shall be subject to a Cap of $34.5 million and shall survive with respect to any claims for which notice is given prior to the expiration of ten (10) years after the Closing Date. Seller's indemnification obligations under Section 9.1(a)(vii) shall not be subject to a De Minimus, shall be subject to the General Basket, shall be subject to the General Cap and shall survive until such time as JHG has obtained a Millsite Claim, equivalent perpetual assurance of possession and use or a fee simple interest in the Subject Portion.

            (d) For the avoidance of doubt, any amounts Seller shall be required to pay hereunder shall be treated cumulatively for purposes of determining whether the applicable Cap has been met and any amounts (excluding De Minimus Amounts and amounts applied against the First Separate Basket or Second Separate Basket) for which a party is not indemnified hereunder shall be treated cumulatively for purposes of determining whether the General Basket has been met.

            9.3 Non-Tax Indemnification Procedures.

            (a) In the event that any Legal Proceedings shall be instituted or that any claim or demand ("Claim") shall be asserted by any Person entitled to indemnification hereunder, the indemnified party shall reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, it shall within five (5) Business Days (or sooner, if the nature of the Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Claim. If the indemnified party defends any Claim, then the indemnifying party shall reimburse the indemnified party for the expenses of defending such Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Claim, the indemnified party may participate, at his or its own expense, in the defense of such Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Claim.

            (b) The indemnifying party may not compromise or settle any matter without the consent of the indemnified party, unless (i) such compromise or settlement includes no finding or admission of any violation of Law or any violation of the rights of any person and (ii) the sole relief provided is monetary damages that are paid in full by the indemnifying party.

            (c) After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within five (5) Business Days after the date of such notice.

            (d) The failure of the indemnified party to give reasonably prompt notice of any Claim shall not release, waive or otherwise affect the indemnifying party's obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

            9.4 Calculation of Losses.

            (a) Final Closing Accounts. The Purchaser will not be entitled to indemnification from Seller for any Losses to the extent that such Losses have been reflected as a deduction in the Final Closing Accounts.

            (b) Tax Adjustments.

            (i) The Purchaser and the Seller agree that any payments made under this Article 9 shall be treated by the parties hereto for federal, state and local income Tax purposes (whether foreign or domestic) as a non-taxable reimbursement or purchase price adjustment, except to the extent that contrary treatment is required by Law. If, notwithstanding the foregoing treatment by the parties, any indemnity payment is determined to be taxable to the indemnified party by any taxing authority, the indemnifying party shall also indemnify the indemnified party for any increase in Tax liability by reason of receipt of the indemnity payment (including any payment made under this Section 9.4(b)(i)).

            (ii) The amount of any Losses subject to indemnification hereunder shall be reduced to take into account any Tax benefit actually realized by the indemnified party as a result of the Loss in respect of the taxable year in which such Loss is incurred or paid, and with respect to a Tax benefit actually realized in a year subsequent to the year in which the Loss is incurred or paid, the indemnified party shall pay to the indemnifying party such Tax benefit when such benefit is actually realized.

            (c) Insurance. The Purchaser will not be entitled to indemnification from Seller for any Losses unless and until the Purchaser has used its reasonable commercial efforts to pursue (not including any litigation) all claims for insurance available from third parties to it and its Affiliates with respect to such Losses, provided that the Purchaser shall not be required to pursue any claim for insurance if the submission of any such claim or the payment by any such third party insurer would require the Purchaser to incur or accrue any material costs, including without limitation, any legal or administrative costs, costs of investigation and/or attorneys' fees, would result in any imposition of or increase in Purchaser's present, retrospective or future premiums, self-retention amounts or deductibles, or would result in the inability of the Purchaser to obtain insurance. The amount of any Losses subject to indemnification hereunder shall be calculated net of any insurance actually received from third party insurance carriers by the Purchaser or the Companies with respect to such Losses. In the event Seller or any Person acting on behalf of Seller makes any payment hereunder with respect to any Losses, the Purchaser shall assign to such payer (without recourse to the Purchaser) its rights, if any, against any third party insurance carrier providing coverage with respect to such Losses.

            9.5 Certain Other Limitations. Following the Closing, other than in the case of fraud, the indemnification provided by Section 9 shall be the sole and exclusive remedy for the Purchaser and for the Seller with respect to this Agreement or any of the agreements and/or transactions contemplated hereby or thereby. No indemnified party shall be entitled to indemnification from any indemnifying party under this Section 9 in respect of any consequential or punitive damages except for indemnification for consequential or punitive damages that are paid by an indemnified party to a third party (i.e. to a Person that is not an Affiliate of the indemnified party).

            9.6 Tax Matters.

            (a) The Seller shall be liable for and shall indemnify and hold the Purchaser Indemnified Parties harmless from and against any and all claims which arise or result from or otherwise relate to:

                  (A) any and all Taxes imposed on each Company for any taxable year or period that ends on or before the Closing Date and for the portion of any Straddle Period which ends immediately after the close of business on the Closing Date;

                  (B) any and all Taxes imposed on any member of any Affiliated
            Group of which either of the Companies is or was a member on or prior to the Closing Date, by reason of the liability of either of the Companies pursuant to Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law), including without limitation any liability for Taxes resulting from an "intercompany transaction" in respect of which gain was deferred pursuant to Treasury Regulations Section 1.1502-13 (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law), that occurred on or before the Closing Date;

                  (C) any and all Taxes resulting from, arising out of or based on the Section 338(h)(10) Election made pursuant to this Agreement;

                  (D) any breach or inaccuracy of any of the representations contained in Paragraph 4.11 of this Agreement or breach of any covenant contained in this Agreement with respect to Taxes;

                  (E) any Tax Sharing Agreement in effect on or prior to the
            Closing Date;

                  (F) any and all Transfer Taxes for which Seller is responsible under Section 9.6(d); and

                  (G) all Taxes attributable to the transactions described in
            Section 6.15(a) and all Taxes attributable to the Property as defined in Section 6.15 (other than Taxes attributable to the Essential Plant Property for periods after the Closing Date or the date of its Transfer to JHG, if later).

            (b) The Purchaser shall be liable for and shall indemnify and hold the Seller Indemnified Parties harmless from and against any and all claims which arise or result from or relate to Taxes imposed on each Company: (A) for any taxable year or period that begins after the Closing Date; and (B) for the portion of any Straddle Period beginning after the Closing Date.

            (c) To the extent permitted by Law or administrative practice, the taxable year of each Company that includes the Closing Date shall be treated as closing immediately after the close of business on the Closing Date. For purposes of Sections 9.6(a) and (b), where it is necessary to apportion between Seller and Purchaser the Tax liability of each Company for a Straddle Period (which is not treated under the immediately preceding sentence as closing immediately after the close of business on the Closing Date), such liability shall be apportioned between the period deemed to end at the close of business on the Closing Date (the "Pre-Closing Period") and the period deemed to begin at the beginning of the day following the Closing Date (the "Post-Closing Period") on the basis of an interim closing of the books or, in the case of non-income Taxes not susceptible to such apportionment, on the basis of the number of days elapsed in the Pre-Closing and Post-Closing Periods.

            (d) Seller shall be liable for and shall pay all Transfer Taxes resulting from, arising out of or based on the transactions contemplated by this Agreement (including any such Taxes resulting from, arising out of or based on the Section 338(h)(10) Election).

            (e) Any Tax Sharing Agreement in effect at the Closing Date shall be terminated as of the Closing Date as to each Company, and no amounts shall be due from or due to either of the Companies after the Closing Date pursuant to any Tax Sharing Agreement in effect on or prior to the Closing.

            9.7 Tax Returns.

            (a) Seller shall prepare, in a manner consistent with prior practice and in accordance with applicable Law, and file or cause to be filed when due:

                  (A) all Tax Returns that are required to be filed by or with respect to each Company on or before the Closing Date; and

                  (B) all Tax Returns relating to Taxes of an Affiliated Group of which the Companies were members (other than any group which includes only the Companies) on or prior to the Closing Date, that are required to be filed by or with respect to each of the Companies for taxable years or periods ending on or before the Closing Date.

            Seller shall remit (or cause to be remitted) any Taxes due with respect to such Tax Returns.

            (b) Except as otherwise provided in Section 9.7(a), Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to each of the Companies after the Closing Date and Purchaser shall remit (or cause to be remitted), subject to receiving payment from Seller in accordance with Section 9.7(c), any Taxes due in respect of such Tax Returns.

            (c) Purchaser shall furnish a completed copy of any Tax Returns with respect to which any Taxes shown due thereon are the responsibility of Seller pursuant to Section 9.6(a) (including any Tax Return for any Straddle Period) to Seller for Seller's approval not later than 30 days before the due date for filing such returns (including extensions thereof), together with a statement setting forth the amount of Tax for which Seller is responsible pursuant to
Section 9.6(a) (including, but not limited to, the amount that is allocable to Seller pursuant to Section 9.6(c)) (the "Statement"). Seller shall have the right to review such Tax Return and the Statement prior to the filing of such Tax Return. Seller and Purchaser agree to consult and resolve in good faith any issue arising as a result of the review of such Tax Return and the Statement and to mutually consent to the filing as promptly as possible of such Tax Return. In the event the parties are unable to resolve any dispute within ten (10) Business Days following the delivery of such Tax Return and the Statement, the parties shall jointly request the Third Accounting Firm to resolve any issue in dispute as promptly as possible. If the Third Accounting Firm is unable to make a determination with respect to any disputed issue within five Business Days prior to the due date (including extensions) for the filing of the Tax Return in question, then Purchaser may file such Tax Return on the due date (including extensions) therefor without such determination having been made and without Seller's consent. Notwithstanding the filing of such Tax Return, the Third Accounting Firm shall make a determination with respect to any disputed issue, and the amount of Taxes for which Seller is responsible under Section 9.6(a) (including, but not limited to, the amount that is allocable to Seller pursuant to Section 9.6(c)), shall be as determined by the Third Accounting Firm. The fees and expenses of the Third Accounting Firm shall be paid one-half by Purchaser and one-half by Seller. Not later than ten (10) Business Days before the due date for the payment of Taxes with respect to such Tax Return, and notwithstanding any dispute as to the Statement, Seller shall pay to Purchaser an amount equal to the Taxes shown on the Statement as being the responsibility of Seller under Section 9.6(a) (including, but not limited to, any amount that is allocable to Seller pursuant to Section 9.6(c)); provided, however, that if Seller has disputed the Statement and if the Third Accounting Firm shall determine that the amount that is the responsibility of the Seller differs from the amount shown on the Statement as being the responsibility of Seller, Seller shall pay to the Purchaser, or Purchaser shall pay to Seller, the amount necessary to reflect the Third Accounting Firm's determination, together with interest on such amount from the due date for the payment of Taxes with respect to such Tax Return at the Settlement Rate. No payment pursuant to this Section 9.7(c) shall excuse Seller from its indemnification obligations pursuant to Section 9.6(a) if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns that are the responsibility of Seller exceeds the amount of Seller's payment under this Section 9.7(c).



            9.8 Tax Contests.

            (a) If a notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim (a "Tax Claim") shall be delivered, sent, commenced or initiated, in writing, to or against either the Purchaser Indemnified Parties or the Seller Indemnified Parties (a "Notified Party") by any taxing authority with respect to Taxes for which the other party may reasonably be expected to be liable pursuant to Section 9.6(a), the Notified Party shall reasonably and promptly notify the other party in writing of such Tax Claim; provided, however, that the failure of a party to give the other party notice as provided herein shall not relieve such failing party of its obligations under Section 9.6(a) except to the extent that the other party is actually and materially prejudiced thereby.

            (b) Seller shall have the sole right and obligation to represent the Companies' interests in any Tax Claim relating exclusively to taxable periods ending on or before the Closing Date and to employ counsel of its choice at its expense; provided, however, that if the results of such Tax audit or proceeding involve an issue that recurs in taxable periods of Purchaser, either of the Companies or their respective Affiliates ending after the Closing Date or otherwise could adversely affect Purchaser, either of the Companies or their respective Affiliates for any taxable period including or ending after the Closing Date, then (A) Seller and Purchaser shall jointly control the defense and settlement of any such Tax audit or proceeding and each party shall cooperate with the other party at its own expense, and (B) there shall be no settlement or closing or other agreement with respect thereto without the consent of the other party, which consent shall not be unreasonably withheld. In the case of a Straddle Period, Purchaser shall have the right to represent the

Companies' interests in any Tax Claim and to employ counsel of its choice at its own expense; provided, however, that Seller shall be entitled to participate at its expense in any Tax Claim relating to Taxes attributable to the portion of such Straddle Period which ends immediately after the close of business on the Closing Date.

            9.9 Assistance and Cooperation. After the Closing Date, each of Seller and Purchaser shall use commercially reasonable efforts to (and shall cause their respective Affiliates and Representatives to):

            (a) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 9.6(d) (relating to sales, transfer and similar Taxes);

            (b) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 9.7; and Seller shall deliver to Purchaser (including for purposes of this sentence, Purchaser's tax advisors), as soon as practicable after Purchaser's request, such information and data necessary in order to enable Purchaser to complete and file all Tax Returns it may be required to file with respect to the activities of Purchaser, and each of the Companies, from and after the Closing Date;

            (c) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of each Company and consult with the other party and its counsel in connection with audits and proceedings described in Section 9.8 where it is representing the Companies;

            (d) make available to one another and to any taxing authority, as reasonably requested in connection with any Tax Return described in Section 9.7 or any proceeding described in Section 9.8, all information relating to any Taxes or Tax Returns of the Companies; and

            (e) furnish one another with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any proceedings described in Section 9.8.

            9.10 Election Under Section 338(h)(10).

            (a) At the Purchaser's request, the Seller and the Purchaser shall take all actions necessary and appropriate (including timely filing such forms, Tax Returns, elections, schedules and other documents as may be required), at each party's cost and expense, to effect and preserve a timely Section 338(h)(10) election in accordance with the requirements of Section 338 of the Code (and any corresponding elections under state, local or foreign Law) with respect to Purchaser's acquisition of the JHG Shares (collectively, the "Section 338(h)(10) Election"). The Seller, Purchaser, and Tax Parent shall report the sale of the JHG Shares pursuant to this Agreement consistently with the Section 338(h)(10) Election and shall take no position contrary thereto or inconsistent therewith in any Tax Return, any discussion with or proceeding before any taxing authority, or otherwise. At the Closing, the Seller shall deliver to the Purchaser five (5) copies of an Internal Revenue Form 8023 ("Election Under

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

Section 338 for Corporations Making Qualified Stock Purchases"), completed as reasonably agreed by the parties and duly executed by the Tax Parent. Purchaser shall be responsible for the preparation and filing of all forms and documents required in connection with the Section 338(h)(10) Election and shall provide Seller with copies of (A) any necessary corrections, amendments or supplements to such Form 8023 as reasonably agreed to by the parties or as necessary to conform the allocation of the JHG Purchase Price (and any other items required to be treated as additional purchase price for the JHG Shares for Tax purposes) to the Allocation Statement (as defined in Section 9.10(b)), (B) all attachments required to be filed therewith pursuant to the applicable Treasury Regulations, and (C) any comparable forms and attachments with respect to any applicable state, local or foreign elections being made pursuant to the Section 338(h)(10) Election (the "Section 338 Forms"). At the request of Purchaser, Seller shall execute (or cause to be executed) and deliver to Purchaser, within ten (10) days after a request therefor by Purchaser, such documents or forms as are required by any Tax laws to complete properly the Section 338(h)(10) Election. Seller and Purchaser shall cooperate fully with each other and make available to each other such Tax data and other information as may be reasonably required by Seller and Purchaser in order to timely file the Section 338(h)(10) Election and any other required statements or schedules. Seller shall cause the Tax Parent to (A) promptly execute (or cause to be executed) and deliver to Purchaser any amendments subsequent to the filing of the Section 338(h)(10) Election to Form 8023 (and any comparable state, local and foreign forms) and attachments which are required to be filed under applicable Law and are reasonably requested by Purchaser, (B) comply (and cause its Affiliates to comply) with all of the requirements of Section 338(h)(10) of the Code and the Treasury Regulations thereunder, and (C) take no action (and cause its Affiliates to take no action) inconsistent with the requirements for filing the Section 338(h)(10) Election under the Code and the applicable Treasury Regulations.

            (b) Within fifteen (15) days following the completion of the Final Closing Accounts, but in no event later than ninety (90) days prior to the due date for the filing of the Section 338 Forms, Purchaser shall provide to Seller a proposed statement (the "Allocation Statement") allocating the JHG Purchase Price (and any other items that are treated as additional purchase price for the JHG Shares for Tax purposes) among the different items of assets of JHG. Within fifteen (15) days after the receipt of such Allocation Statement, Seller shall propose to Purchaser any changes to such Allocation Statement or shall indicate its concurrence therewith, which concurrence shall not be unreasonably withheld. The failure by Seller to propose to Purchaser any changes to the Allocation Statement in writing within fifteen (15) days after the receipt thereof shall be deemed Seller's agreement and concurrence therewith. Purchaser and Seller shall allocate the JHG Purchase Price (and any such other items) in connection therewith in accordance with the Allocation Statement provided by Purchaser to Seller pursuant to this Section 9.10, and, subject to the requirements of any applicable Tax Law or election, all Tax Returns and reports filed by Purchaser, Seller, the Tax Parent and their respective Affiliates shall be prepared consistently with such allocation. Purchaser and Seller shall endeavor in good faith to resolve any differences with respect the Allocation Statement within fifteen (15) days after Purchaser's receipt of notice of objections or suggested changes from Seller. If any aspect of the Allocation Statement is in dispute as of the date which is sixty (60) days prior to the date any of the Section 338 Forms are required to be filed, Seller and Purchaser shall then engage the Third Accounting Firm in accordance with the provisions of Section 9.7 hereof. To the extent the Third Accounting Firm has not resolved such dispute within thirty
(30) days prior to the date such 338 Forms are required to be filed, Purchaser and Seller shall file (or caused to be filed) such Section 338 Forms, and all applicable Tax Returns, in a manner consistent with the allocation provided in the allocation statement (together with any changes thereto mutually agreed to by Purchaser and Seller at such time). Thereafter, the Allocation Statement shall be revised in accordance with the determination of the Third Accounting Firm and Purchaser and Seller shall promptly execute (or cause to be executed) any amendments subsequent to the filing of the Section 338(h)(10) Election to the Section 338 Forms to reflect such determination that are permitted to be filed under applicable Law. Purchaser, Seller and their respective Affiliates shall not take a position before any Taxing authority or otherwise (including in any Tax Return) inconsistent with the Allocation Statement unless and to the extent required to do so pursuant to a determination (as defined in Section 1313(a) of the Code or any similar provision of state, local or foreign Law). The costs of preparing the Allocation Statement and any supporting materials (including any appraisals) shall be borne equally by Purchaser and Seller.

                                    ARTICLE X

                                 MISCELLANEOUS

            10.1 Certain Definitions.

            For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:

            "Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person.

            "Affiliated Group" means any affiliated group within the meaning of
Section 1504 of the Code or any comparable or analogous group under state, local or foreign Law.

            "Antitrust Acts" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

            "Balance Sheet" shall have the meaning ascribed to such term in
Section 4.8.

            "Balance Sheet Date" shall have the meaning ascribed to such term in
Section 4.8.

            "Basket" shall have the meaning ascribed to in such term in Section 9.2(b).

            "BLM" shall mean the Bureau of Land Management.

            "Business Day" means any day of the year on which national banking institutions in each of New York, London and Sydney are open to the public for conducting business and are not required or authorized to close.

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

            "Cap" shall have the meaning ascribed to such term in Section
9.2(b).

            "CERCLA" shall mean Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S. C. Section 9601, et seq.

            "Closing Date" shall have the meaning ascribed to such term in
Section 3.1. hereof.

            "Code" shall mean the Internal Revenue Code of 1986, as amended.

            "Companies' Property" shall have the meaning ascribed to such term in Section 4.12(a).

            "Confidentiality Agreement" means the Agreement dated March 9, 2001 between BPB plc and J.P. Morgan Securities Inc., as agent for James Hardie (USA) Inc.

            "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement whether written or oral.

            "Draft Closing Accounts" shall have the meaning ascribed to such term in Section 2.3.

            "Enterprise Value" shall mean US $345 million.

            "Environmental Matters" means any and all Losses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies and Remedial Action) arising from or under any Environmental Law or Order or Contract with any Governmental Body or other Person.

            "Environmental Law" means any applicable federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement relating to the environment, natural resources, or public or employee health and safety and includes, but is not limited to, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 33 U.S.C. Section 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., and the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes.

            "Excluded Assets and Liabilities" shall have the meaning ascribed to such term in Schedule 2.3.

            "Final Closing Accounts" shall have the meaning ascribed to such term in Section 2.3.

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

            "Financial Statements" shall have the meaning ascribed to such term in Section 4.8.

            "FIRPTA Affidavit" shall have the meaning ascribed to such term in
Section 7.1(k).

            "First Separate Basket" shall have the meaning ascribed to such term in Section 9.2(b).

            "GAAP" means generally accepted United States accounting principles as of the date hereof.

            "General Basket" shall have the meaning ascribed to such term in
Section 9.2(b).

            "General Cap" shall have the meaning ascribed to such term in
Section 9.2(b).

            "Governmental Body" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality authority or official thereof, or any court or arbitrator (public or private).

            "Hazardous Substance" means any substance, material or waste that is regulated by any Governmental Body as hazardous, toxic, a pollutant, a contaminant, or words with similar meaning and effect including, but not limited to, petroleum, petroleum products, asbestos, urea formaldehyde and polychlorinated biphenyls.

            "IRS" means the United States Internal Revenue Service.

            "Knowledge" means, with respect a Person, the actual knowledge, after due inquiry, of any of its respective directors of officers (as distinguished from statutory constructive notice to such Person because an instrument is recorded in the public records).

            "Laing" means WL Homes LLC, d/b/a John Laing Homes.

            "Laing Agreement" means the Purchase and Sale Agreement With Escrow Instructions, dated as of June 28, 2001, including Exhibits A through F thereto but no other exhibits, between Laing and JHG, in each case as amended by the Laing Consent.

            "Laing Consent" means the consent included in Schedule 6.15.

            "Laing Specific Plan" means the plan included in Schedule
6.15(c)(i).

            "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement.

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

            "Legal Proceeding" means any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings.

            "LIBOR" means six (6) month London Inter Bank Offered Rate for U.S. deposits as published daily in the Wall Street Journal's Money Rates.

            "Lien" means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

            "Losses" means any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and disbursements, including reasonable attorneys', accountants' and other professionals' fees and disbursements, sustained, incurred or required to be paid. For the avoidance of doubt, the term "Losses" shall include Environmental Matters.

            "Material Adverse Change" means any event or change that is, or is reasonably likely to be, materially adverse to the business, properties, results of operations or financial condition of the Companies taken as a whole.

            "Material Adverse Effect" means any effect which has resulted in, or is reasonably likely to result in, a Material Adverse Change.

            "Material Contracts" shall have the meaning ascribed to such terms in Section 4.15.

            "Non-Working Capital Financial Liabilities" shall have the meaning set forth on Schedule 2.3.

            "Order" means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

            "Owned Properties" shall have the meaning ascribed to such term in
Section 4.12.

            "Permits" means any approvals, authorizations, consents, licenses, permits or certificates.

            "Permitted Exceptions" means, except for any monetary Liens (which shall be cured by Seller), (i) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (ii) mechanics', carriers', workers', repairers' and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered or the Company; (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Body, provided that such regulations have not been violated to the extent that such violations amount to a material liquidated amount and would be reasonably expected to, individually or in the aggregate, materially interfere with the present use of any Companies' Property; and (iv) such other imperfections in title, charges, easements, restrictions and encumbrances arising in the ordinary course of business to the extent they are not a material liquidated amount and do not and would not be reasonably expected to, individually or in the aggregate, materially interfere with the present use of any Companies' Property subject thereto or affected thereby.

            "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

            "Personal Property Lease" shall have the meaning ascribed to such term in Section 4.13.

            "Real Property Lease" shall have the meaning ascribed to such term in Section 4.12.

            "Release" means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration on or into the indoor or outdoor environment or into or out of any property.

            "Remedial Action" means all actions, including, without limitation, any capital expenditures, required or voluntarily undertaken to (i) clean up, remove, treat, or in any other way address any Hazardous Material or other substance; (ii) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material or other substance so it does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) bring facilities on any property currently or previously owned, operated or leased by the Companies and the facilities located and operations conducted thereon into compliance with all Environmental Laws and Permits.

            "Republic" means Republic Paperboard Company, Republic Paperboard Company, LLC, Republic Group Incorporated or Republic Group LLC.

            "Republic Agreement" means the Paperboard Supply Agreement effective May 14, 1998, by and among Republic and JHG, as amended by First Amendment made as of June 28, 2001.

            "ROFR" means the Right of First Refusal Agreement, dated as of June 29, 2001, between Laing and JHG.

            "Second Separate Basket" shall have the meaning ascribed to such term in Section 9.2(c).

            "Straddle Period" means any taxable year or period beginning before and ending after the Closing Date.

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            "Subject Portion" shall have the meaning ascribed to such term in
Section 4.12(o).

            "Subsidiary" means any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by one or both of the Companies.

            "Successor" means, strictly for purposes of the Guarantees, (i) the surviving, acquiring or ultimate parent entity in the event (x) there shall be a merger, consolidation, other business combination transaction or reorganization (a "Transaction") involving a Person as a result of which the holders of the voting equity securities of the Person immediately prior to such Transaction hold less than a majority of the voting equity securities of such surviving, acquiring or ultimate parent entity immediately following such Transaction or
(y) there shall be a sale of at least a majority of the assets of the Person, or
(ii) any other successor within the meaning of applicable Law.

            "Tax" or "Taxes" shall mean taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including but not limited to those on or measured by or referred to as income, franchise, profits, gross receipts, capital, ad valorem, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto; and "Tax Returns" shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority or agency, domestic or foreign, including consolidated, combined and unitary tax returns.

            "Tax Parent" shall mean the common parent corporation of the "selling consolidated group" which includes JHG within the meaning of Treasury Regulation Section 1.338(h)(10)-1(b)(2).

            "Tax Sharing Agreement" means any Tax allocation, indemnity, sharing or similar contract or arrangement (whether or not written).

            "Third Accounting Firm" shall mean KPMG LLP or, if such firm shall decline to act in such capacity, such other firm of independent public accountants selected by the Purchaser and the Seller.

            "Transfer Tax" means any and all sales, use, stamp, documentary, filing, recording, transfer, real estate transfer, stock transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty addition to Tax or additional amount imposed)as levied by any taxing authority in connection with the transactions contemplated by this Agreement.

            "WARN" means the Worker Adjustment and Retraining Act of 1988.

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            "Working Capital" shall have the meaning set forth on Schedule 2.3.

            10.2 Expenses. Except as otherwise provided in this Agreement (including the schedules and exhibits hereto), the Seller and the Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, it being understood that in no event shall the Companies bear any of such costs and expenses.

            10.3 Specific Performance. Each of the Seller and the Purchaser acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the non-breaching party and that the non-breaching party will not have an adequate remedy at law. Therefore, the obligations of the breaching party under this Agreement, including, without limitation, the Seller's obligation to sell the Shares to the Purchaser for the Purchase Price, and the Purchaser's obligation to purchase the Shares from the Seller for the Purchase Price, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

            10.4 Further Assurances. The Seller and the Purchaser each agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

            10.5 Submission to Jurisdiction; Consent to Service of Process.

            (a) The parties hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

            (b) Each of the parties hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 10.9.

            10.6 Entire Agreement; Amendments and Waivers. This Agreement and the Exhibits and Schedules hereto supercede and replace the Initial Agreement and the Exhibits and Schedules thereto in their entirety, as well as any and all prior or contemporaneous agreements, understandings, communications, discussions or negotiations, written or oral. This Agreement (including the schedules and exhibits hereto), together with

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the Guarantees, the Confidentiality Agreement and, when executed and delivered by the parties, the Mining Agreement, the Plant Lease and the Transitional Services Agreement, represents the entire understanding and agreement between the parties with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

            10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York.

            10.8 Table of Contents and Headings. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

            10.9 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to a party (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

            If to Seller, to:

                  James Hardie, Inc.
                  26300 La Alameda, Suite 100
                  Mission Viejo, CA 92691
                  Attention: Peter Shafron, Esq.

            With a copy (which shall not constitute notice) to:

                  Seltzer Caplan McMahon Vitek
                  2100 Symphony Towers
                  750 B Street
                  San Diego, CA 92101
                  Attention: Howard J. Barnhorst II, Esq.

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            If to Purchaser, to:

                  BPB U.S. Holdings Inc.
                  c/o BPB America Inc.
                  5301 West Cypress Street
                  Suite 300
                  Tampa, FL 33607-1766
                  Attention: Corporate Secretary   ,

            With a copy (which shall not constitute notice) to:

                  Weil, Gotshal & Manges LLP
                  767 Fifth Avenue
                  New York, New York 10153
                  Attention: Ellen J. Odoner, Esq.

            10.10 Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

            10.11 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Seller or the Purchaser (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void; provided, however, that the Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, the Purchaser's rights to purchase the Shares and the Purchaser's rights to seek indemnification hereunder) to any Affiliate of the Purchaser, and the Seller may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, the Seller's rights to seek indemnification hereunder) to any Affiliate of the Seller, provided, however, that such assignment shall not relieve Purchaser's Parent or Seller's Parent, as the case may be, from any of its obligations under its respective Guarantee. Upon any such permitted assignment, the references in this Agreement to the Purchaser shall also apply to any such assignee unless the context otherwise requires.

            10.12 Disclosure Generally. If and to the extent any information required to be furnished in any Schedule is contained in this Agreement or in any Schedule hereto, such information shall be deemed to be included in all Schedules in which the information is required to be included. The inclusion of any information in any Schedule attached shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Company or its Subsidiaries.

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            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

                                   BPB U.S. HOLDINGS, INC.

                                   By: /s/ Martin Smith
                                       -----------------------------------------
                                       Name: MARTIN SMITH
                                       Title: ATTORNEY-IN-FACT

                                   JAMES HARDIE INC.

                                   By: /s/ Phillip Morley
                                       -----------------------------------------
                                       Name: PHILLIP MORLEY
                                       Title: CFO